Management’s Discussion and Analysis
for the three months ended December 31, 2021

1.     HIGHLIGHTS
FINANCIAL
THIRD QUARTER OF FISCAL 2022

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q3-2022	Q3-2021	Variance $	Variance %
Income Statement
Revenue		$848.7	$832.4	$16.3	2%
Operating income[1]		$65.5	$82.9	$(17.4)	(21%)
Adjusted segment operating income (SOI)[1]		$112.7	$97.2	$15.5	16%
Adjusted SOI excluding COVID-19 government support programs[1]		$112.7	$86.6	$26.1	30%
Net income attributable to equity holders of the Company		$26.2	$48.8	$(22.6)	(46%)
Basic and diluted earnings per share (EPS)		$0.08	$0.18	$(0.10)	(56%)
Adjusted net income[1]		$60.7	$60.0	$0.7	1%
Adjusted EPS[1]		$0.19	$0.22	$(0.03)	(14%)
Adjusted net income excluding COVID-19 government support programs[1]		$60.7	$52.2	$8.5	16%
Adjusted EPS excluding COVID-19 government support programs[1]		$0.19	$0.19	$—	—%
Cash Flows
Free cash flow[1]		$282.1	$224.0	$58.1	26%
Net cash provided by operating activities		$309.6	$234.8	$74.8	32%
Financial Position
Capital employed[1]		$6,325.0	$4,680.8	$1,644.2	35%
Non-cash working capital[1]		$66.8	$129.9	$(63.1)	(49%)
Net debt[1]		$2,310.5	$1,819.9	$490.6	27%
Return on capital employed (ROCE)[1]	%	4.2%	2.7
Adjusted ROCE[1]	%	6.1%	6.4
Adjusted ROCE excluding COVID-19 government support programs[1]	%	5.5%	5.0
Backlog
Total backlog[1]		$9,177.2	$7,820.1	$1,357.1	17%
Order intake[1]		$1,377.2	$710.7	$666.5	94%
Book-to-sales ratio[1]		1.62	0.85
Book-to-sales ratio for the last 12 months		1.12	0.84

FISCAL 2022 YEAR TO DATE

(amounts in millions, except per share amounts)		Q3-2022	Q3-2021	Variance $	Variance %
Income Statement
Revenue		$2,416.3	$2,087.6	$328.7	16%
Operating income		$190.9	$0.8	$190.1	23,763%
Adjusted segment operating income		$301.8	$174.4	$127.4	73%
Adjusted SOI excluding COVID-19 government support programs		$288.2	$84.2	$204.0	242%
Net income (loss) attributable to equity holders of the Company		$86.6	$(67.0)	$153.6	229%
Basic and diluted earnings (loss) per share		$0.28	$(0.25)	$0.53	212%
Adjusted net income		$169.5	$63.9	$105.6	165%
Adjusted EPS		$0.55	$0.24	$0.31	129%
Adjusted net income (loss) excluding COVID-19 government support programs		$159.5	$(2.3)	$161.8	7,035%
Adjusted EPS excluding COVID-19 government support programs		$0.51	$(0.01)	$0.52	5,200%
Cash Flows
Free cash flow		$153.9	$176.2	$(22.3)	(13%)
Net cash provided by operating activities		$211.4	$192.0	$19.4	10%

1 Non-GAAP and other financial measures (see Section 5).
CAE Third Quarter Report 2022 I 1

Management’s Discussion and Analysis

BUSINESS COMBINATIONS
–On October 28, 2021, we announced that we have entered into an agreement to acquire Sabre’s AirCentre airline operations portfolio (AirCentre), a highly valuable suite of flight and crew management and optimization solutions, for US$392.5 million excluding post‑closing adjustments. The closing of the transaction is expected in the first quarter of calendar 2022 and is subject to customary conditions and regulatory approvals.

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2022 mean the fiscal year ending March 31, 2022;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2021;
–Dollar amounts are in Canadian dollars.

This report was prepared as of February 11, 2022 and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the third quarter ended December 31, 2021. We have prepared it to help you understand our business, performance and financial condition for the third quarter of fiscal 2022. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and based on unaudited figures. For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended December 31, 2021, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2021. The MD&A section of our 2021 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-GAAP and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Events after the reporting period;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

2 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisition of L3H MT and our proposed acquisition of Sabre’s AirCentre airline operations portfolio, CAE’s access to capital resources, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and Sabre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and Sabre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, our estimates of the size of our addressable markets and market opportunity may not prove accurate, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, backlog, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, reputational risk, U.S. foreign ownership, control or influence mitigation measures, foreign private issuer status, enforceability of civil liabilities against our directors and officers, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third‑party providers, data privacy, risks relating to the market such as foreign exchange, availability of capital, sales of additional common shares, market price and volatility of our common shares, credit risk, impairment risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws, taxation matters, and risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures such as the risk that we will not effectively manage our growth, the failure to gain access to expected capital resources within anticipated timeframes or at all, risks relating to the proposed Sabre acquisition, such as all or part of the intended benefits therefrom not being realized or unanticipated integration‑related issues, costs or delays and reliance on information provided by Sabre, risks relating to the acquisition of L3H MT, including the integration of the L3H MT business, possible delay or failure to achieve the anticipated benefits and cost synergies, the continued reliance on L3Harris Technologies following the completion of the acquisition, potential undisclosed liabilities related to the acquisition, reliance on information provided by L3Harris Technologies, change of control and other similar provisions and fees, unanticipated acquisition and integration costs, increased indebtedness of CAE after closing of the acquisition, and risks relating to the post‑acquisition of the operations of L3H MT, including the fact that the combined company will continue to face the same risks that CAE currently faces, but would also face increased risks relating to increasing Defence business and operations, dependence on U.S. Government contracts for a significant portion of revenue, which are often only partially funded, subject to immediate termination and heavily regulated and audited, U.S. Government’s budget deficit and national debt, fixed-price contracts, ability to successfully obtain export licenses, reliance on subcontractors, uncertain economic conditions in the markets L3H MT participates in, government investigations, and liability risks that may not be covered by indemnity or insurance. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. The completion of the Sabre acquisition is subject to customary closing conditions and regulatory approvals, and there can be no assurance that the Sabre acquisition will be completed. There can also be no assurance that the strategic and financial benefits expected to result from the L3H MT acquisition and the proposed Sabre acquisition will be realized. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2021 financial report. Any one or more of the factors described above and elsewhere in this MD&A may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

CAE Third Quarter Report 2022 I 3

Management’s Discussion and Analysis

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this report are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, the completion of the proposed Sabre acquisition, the integration and the realization of the anticipated benefits and synergies of the proposed Sabre acquisition in the timeframe anticipated, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT acquisition, our ability to otherwise complete the integration of the L3H MT business acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT acquisition, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies, absence of significant undisclosed costs or liabilities associated with the L3H MT acquisition. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this report, refer to our 2021 financial report. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this report and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

3.     ABOUT CAE
3.1       Who we are

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with more than 11,000 employees, 180 sites and training locations in over 35 countries.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision

To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency, and readiness.

4 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
3.4       Our strategy

CAE’s eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:
–High degree of recurring business;
–Industry leader with a strong competitive moat;
–Headroom in large markets;
–Technology and industry thought leader;
–Potential for compound growth and superior returns over the long-term;
–Culture of innovation, empowerment, excellence and integrity;
–Excellent and diverse team with a unique social impact on safety;
–Solid financial position and highly cash generative business model.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology-enabled services and software-based solutions, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end‑to‑end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. We believe significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share and expand along adjacencies over the long-term.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

Potential for compound growth and superior returns over the long-term
In each of our businesses, we believe we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve and expand through adjacencies. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities by means of our highly innovative products, and technology- and software-enabled service solutions. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Culture of innovation, empowerment, excellence and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer and help our defence forces maintain security.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

CAE Third Quarter Report 2022 I 5

Management’s Discussion and Analysis

3.5       Our operations

We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

IMPACT OF THE COVID-19 PANDEMIC
Almost two years since the outbreak of the novel coronavirus (SARS-CoV-2/COVID-19), the COVID-19 pandemic continues to affect our business and financial results due to unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and CAE's business. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain adverse economic conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel.

We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic.

We entered this pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We are a highly agile organization and we have taken decisive yet flexible actions to help protect our people and operations over the short-term. Our world-class operational and functional processes, best-in-class global supply chain, broad global footprint and short prototype-to-production cycle time underscore our unique capabilities.

Throughout the downturn, we executed several initiatives, both internally and externally, to strengthen CAE and position us to emerge from the pandemic a larger, more profitable and more resilient company. Last year, we raised capital primarily to complete certain strategic transactions and to pursue a pipeline of growth opportunities. Since the third quarter of fiscal 2021, we closed five acquisitions within the Civil aviation market and announced a sixth acquisition subsequent to the end of the second quarter of fiscal 2022, we completed one tuck-in acquisition in Healthcare and, on July 2, 2021, we completed the largest acquisition in CAE’s history in Defence, demonstrating that we are focused on deploying the capital we raised to bolster our position and expand our addressable markets, our global customer base and our suite of solutions for our customers during this unprecedented period of disruption. We also announced a restructuring program to best serve the market for which we expect to realize annual recurring cost savings ramping up to approximately $65 to $70 million by the end of this fiscal year.

Together, we believe this gives us the necessary agility to resume long-term growth when global air travel fully recovers. Overall, we believe the resumption of our recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume.

You will find more details on the impacts of the COVID-19 pandemic on our business in Results by Segment as well as in Our Operations and Business Risk and Uncertainty in our fiscal 2021 financial report.

6 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end-to-end digitally-enabled crew management, training operations solutions and optimization software.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships, and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 60 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 312 full-flight simulators (FFSs)2, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, CAE operates the largest ab initio flight training network in the world and has over 20 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers, and MRO companies worldwide. With the proposed acquisition of the Sabre AirCentre operations, paired with our existing crew operations and optimization software, we will be in a position to provide robust end-to-end flight management and crew optimization solutions, helping airlines and business aircraft operators make optimal data‑driven decisions.

Quality, fidelity, reliability, and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture, and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, as we are entering a new era of aviation with advanced air mobility, disruptive aerospace companies are building new aircraft types from the ground up. This will create a large demand for trained professional pilots to safely fly both passengers and cargo across markets. CAE has already partnered with three of the leading electric vertical takeoff and landing (eVTOL) developers, including Jaunt Air Mobility to build an engineering simulator which will accelerate cockpit design and system development and will reduce the airworthiness flight time, Volocopter to develop an eVTOL pilot training program in preparation for Volocopter’s first eVTOL aircraft entry-into-service and BETA Technologies to design and develop pilot and maintenance training programs for the ALIA eVTOL aircraft with a focus on training design and courseware. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best‑in‑class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

While reductions in domestic and international passenger demand as a result of the COVID-19 pandemic have severely impacted the aviation industry, we are seeing an increase in commercial and business traffic. As per the International Air Transport Association's (IATA) latest forecast issued October 4, 2021, they expect the calendar 2022 global passenger demand, or revenue passenger‑kilometers (RPKs), to be 61% of calendar 2019 pre-COVID levels, which would be a 51% improvement over calendar 2021. Additionally, IATA now expects RPKs to recover to 2019 levels by calendar 2024. For calendar 2021, RPKs decreased by 58% compared to calendar 2019. North America has shown the strongest RPK recovery with a 23% decrease in December 2021, while Europe and Asia have been slower with a 37% decrease and 66% decrease respectively compared to December 2019.

Air Cargo is continuing to see strong performance with an increase of 7% in cargo tonne‑kilometers for calendar 2021 compared to 2019. Among the regions, North America was one of the strongest with a 20% increase.

In business aviation, U.S. Federal Aviation Administration reported an increase of 12% in the total number of business jet flights, which includes all domestic and international flights, compared to calendar 2019. Additionally, monthly business jet activity has surpassed pre-COVID 2019 levels for the last ten months, specifically with December 2021 showing a 22% improvement over December 2019. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has continued to improve and has returned to pre-COVID 2019 levels. In calendar 2021, Eurocontrol reported a 3% increase compared to calendar 2019, with December 2021 above 2019 levels with a 14% increase.

In November 2020, we released our 2020-2029 Pilot Demand Outlook in which we estimate an expected global requirement of 264,000 new pilots in the civil aviation industry to sustain growth and support mandatory retirements over the next ten years. In the short-term, we estimated that approximately 27,000 of these new professional pilots were expected to be needed starting in late calendar 2021. Furthermore, in June 2021, we released a report on Pilot Training for Advanced Air Mobility (AAM) which estimates that AAM will create an additional surge in demand for pilots, which could be close to 60,000 pilots by 2028.
2 Non-GAAP and other financial measures (see Section 5).
CAE Third Quarter Report 2022 I 7

Management’s Discussion and Analysis

We believe CAE’s Civil Aviation Training Solutions segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.2 billion, and headroom for growth.

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel, including the emergence of the newer market for advanced air mobility travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals.

Profitability drivers
We believe profitability drivers for CAE’s civil aviation market include the following:
–Favourable business mix drivers, including large market headroom in training services;
–Potential to increase the ratio of wet versus dry training in commercial training;
–Expansion of operational support offering by using advanced analytics, software solutions and digital technology to enhance our value offering across the whole organization;
–Operational excellence programs expected to realize significant annual recurring cost savings;
–Training outsourcing and partnerships.

DEFENCE AND SECURITY MARKET
We are a platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains for government organizations responsible for public safety.

We’ve adapted our Defence and Security business to confront the realities our customers are facing and have aligned the business so that we are best positioned to address the needs of our defence and security customers. First and foremost is the shift in the nature of conflicts for the U.S. and its allies from focusing on an asymmetric, counterterrorism engagement to the need to prepare for a near‑peer threat across multi-domain operations – air, land, sea, space and cyber. This shift, combined with the budget challenges that will be manifested because of higher deficits, will push more training towards cost-effective, more capable, synthetic environments. In addition, these immersive synthetic environments will become much more prevalent as the only way for defence forces to “train as they fight” across multi-domain operations.

To address our customer requirements in this rapidly changing environment, the Defence and Security business unit has aligned to the priorities set forth in the U.S. National Defense Strategy which outlines the need for the US and its allies to enhance training and readiness across complex, multi-domain operations. This includes the continued requirement to develop strategic partnerships with the customer and across industry. During the second quarter of fiscal 2022, we concluded the previously announced L3H MT acquisition, which accelerates our strategy as a platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains.

We’ve focused on investing in digital technologies and data-driven solutions that help our defence customers plan, prepare, and analyze to enhance performance and make better decisions across multi-domain operations. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. While militaries will always do some level of live training exercises, we believe there will be an increasing reliance on immersive virtual training in order to prepare in a secured environment while decreasing the reliance on more costly, carbon dependent live-flying training. These immersive synthetic environments are also being leveraged more and more for mission and operational support by enabling course of action analysis and data-centric decision support.

Training Solutions
As an industry leader in training and simulation, CAE’s agnostic approach ensures mission readiness for government organizations responsible for public safety. Following the acquisition of L3H MT, we have solidified our leadership in the air domain, augmented our capabilities in land and sea, and established an induction to space and cyber. Our expertise in training, further enhanced by our acquisition of L3H MT, spans a broad variety of aircraft, including fighters, bombers, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. The acquisition of L3H MT brings experience on submarine training to complement CAE’s existing experience on surface ship training. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armored fighting vehicles as well as for the Joint Terminal Centre Training Rehearsal System (JTC-TRS). The acquisition of L3H MT also brings us into the space domain, as evidenced by the position on the Ground Based Strategic Deterrent program for the U.S. Air Force (USAF), as well as additional cyber capabilities through programs such as the USAF’s Simulator Common Architecture Requirements and Standards (SCARS).

8 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
As an established, market leading training systems integrator, we can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, and readiness. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging data-driven insights.

We have delivered simulation products and training services to approximately 60 defence forces in over 50 countries. We provide training support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 120 sites around the world, including our joint ventures. We also support live-flying training, such as the live training delivered as part of the USAF Initial Flight Training program where all USAF pilot candidates begin their aviation career. Other programs where we support live-flying training include the North Atlantic Treaty Organization (NATO) Flying Training in Canada, the International Flight Training School in Italy, a joint venture between CAE and Leonardo, and the Army Fixed-Wing Flight Training programs in the U.S., as we help our customers achieve an optimal balance across their training enterprise. In addition, during the second quarter of fiscal 2022, we acquired a 37% equity interest in the flight training operation of SkyWarrior Flight Training LLC, a flight training operation based in Florida that primarily delivers Phase 1 initial flight training to U.S. and international military customers. With this new partnership, we now deliver best-in-class initial flight training across the USAF, Army and Navy along with international student pilots. Furthermore, we recently announced the expansion of our ab initio flight training program with the establishment of a new training facility at the Bremen airport in Germany which will provide academic, simulator and live-flying training services to the German Air Force at this facility as well as a training site in Montpellier, France.

Mission and Operational Support Solutions
Increasingly, our defence and security customers are requiring solutions that need to leverage synthetic environments and digitally immersive technologies to provide a range of mission support. We are now the prime contractor for the U.S. Special Operations Command on a program called the Mission Command System Common Operational Picture that will deliver enhanced and improved global situational awareness. We were selected as the partner of choice to the U.S. Special Operations Command by combining decades of experience creating digital ecosystems with our multi-source data fusion and artificial intelligence/machine learning capabilities to provide a single visualization platform to support collaborative command and control decision-making in real-time. This unique combination of experience, digital technology and subject matter expertise has also given us the occasion to prime our first opportunity for the U.S. Intelligence Community as we were selected to lead the Beyond 3D prototype development and integration efforts for the National Geospatial Intelligence Agency (NGA). Another example of how we are aligning to the U.S. National Defense Strategy priorities, the Beyond 3D project aims to accelerate NGA’s ability to process, exploit, disseminate and generate 3D geospatial data to support real-time analysis, mission planning and tactical operations.

In addition, we are part of the development of a Single Synthetic Environment for the United Kingdom’s Strategic Command, the major organization of the British Armed Forces responsible for leading integration across all domains — air, land, sea, space and cyber. We are continuing to expand and extend our addressable market into mission and operational support as we leverage our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis and operational decision support; highlighting that we are at the forefront of this digital evolution where synthetic environments play an increasingly important role for multi-domain operations.

We believe CAE’s Defence & Security business unit is positioned as the partner of choice for training and mission support across multi-domain operations and is focused on becoming a global leader in digitally immersive training and operational support solutions. We estimate our addressable Defence market opportunity across all five domains to be approximately $14 billion with the largest opportunity still remaining in the air domain where CAE is the platform‑agnostic leader, a position that has been further solidified with the acquisition of L3H MT.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Defence budgets;
–Installed base of enduring defence platforms and new customers;
–Attractiveness of outsourcing training, maintenance and operational support services;
–Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;
–Desire to network and integrate training systems to achieve efficiencies and better prepare for the complexities of conflict in a joint multi-domain environment;
–Desire of governments and defence forces to increase the use of synthetic environments for training, planning, analysis and decision support;
–Progression of commercially available digital technology enablers used for training solutions.

CAE Third Quarter Report 2022 I 9

Management’s Discussion and Analysis

Profitability drivers
We believe profitability drivers for CAE’s defence and security market include the following:
–Leading platform-agnostic training and simulation integrator leveraging solutions across a global footprint;
–Access to strategic contract vehicles, allowing flexibility to offer solutions to more customers and at the point of need;
–Adding customers with more complex problem sets and solution demands to include space and cyber domains and the intelligence community;
–Partnering with OEMs on next-generation platforms for more effective and efficient program execution;
–Operational focus on improving contracting, sub-contracting and program delivery quality processes.

HEALTHCARE MARKET
We offer integrated education and training solutions to healthcare students and clinical professionals across their career life cycle, including surgical and imaging simulations, curricula, audiovisual debriefing solutions, centre management platforms and patient simulators.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to treat patients, handle critical situations and reduce medical errors. We leverage the experience and best practices gained over our 75-year simulation-based aviation training history to deliver innovative solutions to improve healthcare training efficiency, increase patient safety and enhance the quality of patient care. Our reputation as a leader in simulation-based medical training is reflected in our exclusive research partnerships with five esteemed simulation-focused universities worldwide. Designated as CAE Centres of Excellence, these universities collaborate with CAE to push the boundaries of healthcare simulation, develop new, evidenced-based practices and design training technologies for tomorrow’s clinicians. We see the healthcare simulation market expanding, as the U.S. shifts from fee‑for‑service to value-based care in hospitals, simulation centres become increasingly more prevalent in nursing and medical schools, access to patients and clinical sites for hands-on training decreases due to pandemic pressures, and the demand for remote and virtual simulation solutions increases as a result.

We offer one of the broadest and most innovative portfolios of medical training solutions, including patient, ultrasound and interventional (surgical) simulators, audiovisual debriefing solutions, centre management platforms, augmented reality applications, e‑learning and curricula for simulation-based healthcare education and training. We provide training solutions to customers in more than 80 countries, we are a leader in the design, development and delivery of patient simulators which are based on advanced models of human physiology to realistically mimic human responses to clinical interventions. We have applied that same degree of rigor and innovation to the introduction of digital, remote and virtual simulation solutions. For example, we recently introduced Vimedix 3.3, an advanced ultrasound simulator that offers augmented reality for remote and virtual learning, significantly reducing the time it takes to master ultrasound scanning and comprehend ultrasonographic anatomy. Throughout the past two years, we have continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched a learning management system that consolidates the delivery of digital learning solutions to augment simulation-center-based training, giving learners the ability to learn anytime, anywhere and at their own pace. We continue to offer the CAE Juno clinical skills manikin, which enables nursing programs to adapt to decreased access to live patients; the CAE Ares emergency care manikin designed for advanced life support and American Heart Association training; CAE Lucina, our obstetric medical manikin designed to simulate normal deliveries and rare maternal emergencies; and CAE Luna, an innovative critical-care simulator for newborns and infants. With these solutions, we are providing a family of the industry's most innovative learning tools to hospitals and academic institutions, which represent the largest segment of the healthcare simulation market. We continue to integrate the latest in augmented and virtual reality technologies into our advanced software platforms to deliver easy-to-use training solutions and products. Mixed reality is featured across our portfolio, including patient simulation (AresAR and LucinaAR), surgical simulation (CathLabVR), and ultrasound simulation (VimedixAR). In July 2021, we completed a small tuck-in acquisition of Medicor Lab Inc. (Medicor), a company which specializes in task trainer and realistic synthetic skin production. The addition enhances and expands CAE Healthcare’s procedure-focused portfolio, providing a full suite of products across three major categories: skills‑training manikins, high-fidelity patient simulators and task trainers. The CAE Medicor line complements the CAE Blue Phantom line of ultrasound-focused training products.

We deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare educational resources include more than 50 adjunct faculty consisting of nurses, respiratory therapists, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 200 Learning Modules and over 3,500 Simulated Clinical Experience courseware packages for our customers across all our platforms. Through a collaboration with the British Columbia Institute of Technology (BCIT), we have released 26 online courses for nursing students. Available on-demand, each course features a virtual simulation targeting specific medical assessments and treatments and can be used independently or in support of a hands-on simulation session.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists, we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This platform provides continuing medical education for Maintenance of Certification in Anesthesiology and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR.

10 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
We see future opportunities arising in the Healthcare business, including areas to support government customers and our new digital and virtual learning products and increased recognition of the value of simulation-based preparedness for pandemics and other high‑risk scenarios. This is supported by professional organizations, such as the International Nursing Association of Clinical Simulation and Learning and the Society for Simulation in Healthcare, who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences because of the COVID-19 pandemic.

We believe CAE’s Healthcare segment is positioned as a leader in developing healthcare professionals through technology, educational content and training, with an estimated healthcare simulation market of approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:
–Limited access to live patients during training;
–Medical and mixed reality technology revolution;
–Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors;
–Increased focus on disaster preparedness, alongside chronic shortage of medical professionals, especially nurses;
–Growing emphasis on patient safety and outcomes.

You will find more information about our operations in our fiscal 2021 financial report, AIF or our Annual Activity and Corporate Social Responsibility Report.

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase /	March 31	Increase /
	2021	2021	(decrease)	2021	(decrease)
U.S. dollar (US$ or USD)	1.26	1.27	(1%)	1.26	—%
Euro (€ or EUR)	1.44	1.47	(2%)	1.47	(2%)
British pound (£ or GBP)	1.71	1.71	—%	1.73	(1%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	December 31	December 31	Increase /
	2021	2020	(decrease)
U.S. dollar (US$ or USD)	1.26	1.30	(3%)
Euro (€ or EUR)	1.44	1.55	(7%)
British pound (£ or GBP)	1.70	1.72	(1%)

The effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in this quarter’s revenue of $25.6 million and a decrease in net income of $1.9 million when compared to the third quarter of fiscal 2021. For the first nine months of fiscal 2022, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $100.7 million and a decrease in net income of $8.5 million when compared to the first nine months of fiscal 2021. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s third quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty in our 2021 financial report.

CAE Third Quarter Report 2022 I 11

Management’s Discussion and Analysis

5.     NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Changes in non-GAAP measures and comparative figures
In the fourth quarter of fiscal 2021, we changed the designation of the following profitability measures, without changing the composition of these financial measures:
–Operating income (formerly operating profit);
–Adjusted segment operating income (formerly segment operating income before specific items);
–Adjusted EBITDA (formerly EBITDA before specific items);
–Adjusted net income (formerly net income before specific items); and
–Adjusted earnings per share (formerly earnings per share before specific items).

We have also introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs on the above metrics in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results, as discussed in section 5.2 “Non‑GAAP measure reconciliations” of this MD&A.

In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income.

Comparative figures have been reclassified to conform to these adopted changes in presentation.

5.1       Non-GAAP and other financial measure definitions

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and, impairments and other gains and losses, after tax, as well as one-time tax items by the weighted average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Adjusted net income or loss
Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Adjusted segment operating income or loss (SOI)
Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.
12 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance. Refer to section 5.2 “Non‑GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to section 8.1 “Consolidated cash movements” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating income excluding research and development expenses, selling, general and administrative expenses, other gains and losses, after tax share in profit or loss of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

CAE Third Quarter Report 2022 I 13

Management’s Discussion and Analysis

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Operating income or loss
Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Research and development expenses (R&D)
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
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Management’s Discussion and Analysis
5.2       Non-GAAP measure reconciliations

Reconciliation of adjusted segment operating income

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Three months ended December 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$57.1	$48.4	$16.5	$21.8	$(8.1)	$12.7	$65.5	$82.9
Restructuring, integration and acquisition costs	26.3	13.6	15.5	0.5	5.4	0.2	47.2	14.3
Adjusted segment operating income (loss)	$83.4	$62.0	$32.0	$22.3	$(2.7)	$12.9	$112.7	$97.2
COVID-19 government support programs	—	3.6	—	6.4	—	0.6	—	10.6
Adjusted SOI excluding COVID-19 government
support programs	$83.4	$58.4	$32.0	$15.9	$(2.7)	$12.3	$112.7	$86.6

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Nine months ended December 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$166.0	$(34.0)	$30.2	$24.0	$(5.3)	$10.8	$190.9	$0.8
Restructuring, integration and acquisition costs	52.4	50.0	52.2	13.3	6.3	2.1	110.9	65.4
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic(1)	—	81.7	—	26.5	—	—	—	108.2
Adjusted segment operating income	$218.4	$97.7	$82.4	$63.8	$1.0	$12.9	$301.8	$174.4
COVID-19 government support programs	$5.2	$43.9	$8.0	$43.9	$0.4	$2.4	$13.6	$90.2
Adjusted SOI excluding COVID-19 government
support programs	$213.2	$53.8	$74.4	$19.9	$0.6	$10.5	$288.2	$84.2

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions, except per share amounts)	2021	2020	2021	2020
Net income (loss) attributable to equity holders of the Company	$26.2	$48.8	$86.6	$(67.0)
Restructuring, integration and acquisition costs, after tax	34.5	11.2	82.9	50.6
Impairments and other gains and losses incurred in relation
to the COVID-19 pandemic(1), after tax	—	—	—	80.3
Adjusted net income	$60.7	$60.0	$169.5	$63.9
COVID-19 government support programs, after tax	—	7.8	$10.0	$66.2
Adjusted net income (loss) excluding COVID-19 government support programs	$60.7	$52.2	$159.5	$(2.3)

Average number of shares outstanding (diluted)	318.7	273.0	311.1	268.1

Adjusted EPS	$0.19	$0.22	$0.55	$0.24
Adjusted EPS excluding COVID-19 government support programs	$0.19	$0.19	$0.51	$(0.01)

CAE Third Quarter Report 2022 I 15

Management’s Discussion and Analysis

Reconciliation of EBITDA and adjusted EBITDA

	Last twelve months ending
	December 31
(amounts in millions)	2021	2020
Operating income	$238.5	$147.3
Depreciation and amortization	308.1	319.5
EBITDA	$546.6	$466.8
Restructuring, integration and acquisition costs	169.5	75.3
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic(1)	—	108.2
Impairment of goodwill	—	37.5
Adjusted EBITDA	$716.1	$687.8
COVID-19 government support programs	(50.8)	(90.2)
Adjusted EBITDA excluding COVID-19 government support programs	$665.3	$597.6

(1) Mainly from impairment charges on non-financial assets and amounts owed from customers. This reconciling item does not adjust for any operational elements, including COVID-19 heightened employee costs. Since fiscal 2021, we carried higher employee costs than we would have otherwise been carrying as amounts received under COVID-19 government support programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. These higher costs have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs. CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

16 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
6.     CONSOLIDATED RESULTS
6.1      Results from operations – third quarter of fiscal 2022

(amounts in millions, except per share amounts)		Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021
Revenue		$848.7	814.9	752.7	894.3	832.4
Cost of sales		$606.2	587.3	538.9	657.2	603.5
Gross profit[3]		$242.5	227.6	213.8	237.1	228.9
As a % of revenue	%	28.6	27.9	28.4	26.5	27.5
Research and development expenses[3]		$31.7	30.7	23.5	22.5	36.5
Selling, general and administrative expenses		$117.5	122.1	105.9	111.5	105.3
Other (gains) and losses		$(6.3)	(4.1)	(5.7)	(0.7)	(1.5)
After-tax share in profit of equity accounted investees		$(13.1)	(11.8)	(8.3)	(2.4)	(8.6)
Restructuring, integration and acquisition costs		$47.2	51.5	12.2	58.6	14.3
Operating income[3]		$65.5	39.2	86.2	47.6	82.9
As a % of revenue	%	7.7	4.8	11.5	5.3	10.0
Finance expense – net		$34.5	35.0	28.6	32.0	33.3
Earnings before income taxes		$31.0	4.2	57.6	15.6	49.6
Income tax expense (recovery)		$2.6	(13.0)	10.3	(3.2)	(0.1)
As a % of earnings before income taxes
(income tax rate)%		8	(310)	18	(21)	—
Net income		$28.4	17.2	47.3	18.8	49.7
Attributable to:
Equity holders of the Company		$26.2	14.0	46.4	19.8	48.8
Non-controlling interests		$2.2	3.2	0.9	(1.0)	0.9
		$28.4	17.2	47.3	18.8	49.7
EPS attributable to equity holders of the Company
Basic and diluted		$0.08	0.04	0.16	0.07	0.18

Adjusted segment operating income[3]		$112.7	90.7	98.4	106.2	97.2
Adjusted SOI excluding COVID-19 government support programs[3]		$112.7	90.7	84.8	69.0	86.6
Adjusted net income[3]		$60.7	53.2	55.6	63.2	60.0
Adjusted net income excluding COVID-19 government
support programs[3]		$60.7	53.2	45.6	35.9	52.2
Adjusted EPS[3]		$0.19	0.17	0.19	0.22	0.22
Adjusted EPS excluding COVID-19 government support programs[3]		$0.19	0.17	0.15	0.12	0.19

Revenue was 2% higher compared to the third quarter of fiscal 2021
Revenue was $16.3 million higher than the third quarter of fiscal 2021. The increase in revenue was $127.2 million from Defence and Security, partially offset by decreases of $88.8 million and $22.1 million from Healthcare and Civil Aviation Training Solutions respectively.

For the first nine months of fiscal 2022, revenue was $328.7 million or 16% higher than the same period last year. Increases in revenue were $249.9 million and $160.4 million from Defence and Security and Civil Aviation Training Solutions respectively, partially offset by a decrease of $81.6 million from Healthcare.

You will find more details in Results by segment.

Gross profit was $13.6 million higher compared to the third quarter of fiscal 2021
Gross profit was $242.5 million this quarter, or 28.6% of revenue, compared to $228.9 million, or 27.5% of revenue, in the third quarter of fiscal 2021.

For the first nine months of fiscal 2022, gross profit was $683.9 million, or 28.3% of revenue, compared to $527.9 million, or 25.3% of revenue, last year as savings from the comprehensive program put in place to structurally lower our cost base are ramping up.

3 Non-GAAP and other financial measures (see Section 5).
CAE Third Quarter Report 2022 I 17

Management’s Discussion and Analysis

Adjusted segment operating income was $15.5 million higher compared to the third quarter of fiscal 2021
Operating income this quarter was $65.5 million (7.7% of revenue), compared to $82.9 million (10.0% of revenue) in the third quarter of fiscal 2021. Adjusted segment operating income was $112.7 million this quarter (13.3% of revenue), compared to $97.2 million (11.7% of revenue) in the third quarter of fiscal 2021. Increases in adjusted segment operating income were $21.4 million and $9.7 million from Civil Aviation Training Solutions and Defence and Security respectively, partially offset by a decrease of $15.6 million from Healthcare.

For the first nine months of fiscal 2022, operating income was $190.9 million (7.9% of revenue), compared to $0.8 million last year. Adjusted segment operating income was $301.8 million (12.5% of revenue) compared to $174.4 million (8.4% of revenue) for the same period last year, representing an increase of $127.4 million. Increases in adjusted segment operating income were $120.7 million and $18.6 million from Civil Aviation Training Solutions and Defence and Security respectively, partially offset by a decrease of $11.9 from Healthcare.

Adjusted segment operating income excluding COVID-19 government support programs was $26.1 million higher compared to the third quarter of fiscal 2021
To minimize the impact on employees through this difficult period, CAE previously accessed government emergency relief measures and wage subsidy programs available around the world, mainly the Canada Emergency Wage Subsidy (CEWS) program. CAE was eligible for the CEWS subsidy program during the first quarter of fiscal 2022, and the wage subsidies were applied as a substitute for some of the cost saving measures previously taken and to alleviate some of the impact on affected employees. The Government of Canada extended the CEWS program to October 2021, however CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, CAE did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

Adjusted segment operating income excluding COVID-19 government support programs was $112.7 million (13.3% of revenue), compared to $86.6 million (10.4% of revenue) in the third quarter of fiscal 2021, representing an increase of $26.1 million. The increases were $25.0 million and $16.1 million from Civil Aviation Training Solutions and Defence and Security respectively, partially offset by a decrease of $15.0 million from Healthcare.

For the first nine months of fiscal 2022, adjusted segment operating income excluding COVID-19 government support programs for the year was $288.2 million (11.9% of revenue), representing an increase of $204.0 million compared to last year. The increases were $159.4 million and $54.5 million from Civil Aviation Training Solutions and Defence and Security respectively, partially offset by a decrease of $9.9 million from Healthcare.

During the nine months ended December 31, 2021 we also carried higher employee costs than we would have otherwise been carrying as amounts received under these programs flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

You will find more details in Results by segment.

Net finance expense was stable compared to the third quarter of fiscal 2021
Higher finance expense on long-term debt and lower finance income were offset by lower finance expense on lease liabilities and higher borrowing costs capitalized.

For the first nine months of fiscal 2022, net finance expense was $98.1 million, $5.5 million lower compared to the same period last year. The decrease was mainly due to lower finance expense on lease liabilities and higher borrowing costs capitalized, partially offset by higher finance expense on royalty obligations.

Income tax rate was 8% this quarter
Income tax expense this quarter amounted to $2.6 million, representing an effective tax rate of 8%, compared to an effective tax rate of nil for the third quarter of fiscal 2021.

The income tax rate was impacted by restructuring, integration and acquisition costs this quarter. In the third quarter of last year, the income tax rate was impacted by restructuring costs and the positive impact of tax audits. Excluding the effect of these elements, the income tax rate would have been 20% this quarter compared to 16% in the third quarter of fiscal 2021. On this basis, the increase in the tax rate this quarter compared to the third quarter of fiscal 2021 was attributable to the mix of income from various jurisdictions.

For the first nine months of fiscal 2022, the income tax recovery amounted to $0.1 million, representing an effective tax rate of nil compared to an effective tax rate of 36% for the same period last year.

The income tax rate was impacted by the restructuring, integration and acquisition costs this year. Last year, the income tax rate was impacted by impairment charges on non-financial assets and amounts owed from customers incurred in relation to the COVID-19 pandemic, restructuring costs and the positive impact of tax audits. Excluding the effect of these elements, the effective tax rate would have been 14% this year compared to 23% for the same period last year. On this basis, the decrease in the tax rate from last year was mainly attributable to this year’s beneficial impact on tax assets from changes in the substantially enacted tax laws in the U.K., Netherlands and Colombia, the positive impact of tax audits in Canada and the change in the mix of income from various jurisdictions.
18 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
6.2      Restructuring, integration and acquisition costs

	Three months ended		Nine months ended
	December 31		December 31, 2021
(amounts in millions)	2021	2020	2021	2020
Integration and acquisition costs	$20.5	$—	$64.2	$—
Impairment of non-financial assets	20.7	9.7	30.6	33.5
Severances and other employee related costs	2.6	1.8	4.6	21.7
Other costs	3.4	2.8	11.5	10.2
Total restructuring, integration and acquisition costs	$47.2	$14.3	$110.9	$65.4

On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint and adjusting our business to correspond with the expected level of demand and the structural efficiencies that will be enduring. As a result of these measures, we expect to record restructuring expenses of approximately $170 million for the entire program, of which $124.0 million has already been incurred and reported during fiscal 2021 and $43.0 million has been incurred in fiscal 2022 to date. These expenses consist mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which have been carried out throughout fiscal 2021 and fiscal 2022.

Impairment of non-financial assets incurred in relation to this restructuring program primarily includes impairment of property, plant and equipment of training devices determined to be in surplus, intangible assets related to the termination of certain product offerings, and buildings and right-of-use assets related to leased real estate facilities to align with the optimization of our footprint and asset base.

For the three and nine months ended December 31, 2021, restructuring, integration and acquisition costs associated with the L3H MT acquisition amounted to $17.4 million and $54.3 million, respectively.

6.3      Consolidated orders and total backlog

Total backlog4 up 4% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2021	December 31, 2021
Obligated backlog[4], beginning of period	$6,822.7	$6,412.6
'+ order intake[4]	1,377.2	2,770.1
- revenue	(848.7)	(2,416.3)
+ / - adjustments	(31.7)	553.1
Obligated backlog, end of period	$7,319.5	$7,319.5
Joint venture backlog[4] (all obligated)	335.6	335.6
Unfunded backlog and options[4]	1,522.1	1,522.1
Total backlog	$9,177.2	$9,177.2

Adjustments this quarter were mainly due to negative foreign exchange movements.

The book-to-sales ratio4 for the quarter was 1.62x. The ratio for the last 12 months was 1.12x.

You will find more details in Results by segment.

4 Non-GAAP and other financial measures (see Section 5).
CAE Third Quarter Report 2022 I 19

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:
–Civil Aviation Training Solutions;
–Defence and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

7.1      Civil Aviation Training Solutions

THIRD QUARTER OF FISCAL 2022 EXPANSIONS AND NEW INITIATIVES

Acquisitions
–On October 28, 2021, we announced that we have entered into an agreement to acquire Sabre’s AirCentre. Subject to completion, the acquisition will further expand our reach across our broad customer base beyond pilot training and establish ourself as a technology leader in the growing market for industry-leading, digitally-enabled flight and crew operations solutions. The closing of the transaction is expected in the first quarter of calendar 2022 and is subject to customary conditions and regulatory approvals.

Expansions
–We expanded our commercial aviation network with the deployment of an Airbus A220 FFS in our Montreal, Canada training centre;
–We announced the expansion of our training capacity in Dubai and will deploy the first Bombardier Global 6500 FFS at the Emirates-CAE Flight Training joint venture in Dubai, UAE.

ORDERS
Civil Aviation Training Solutions obtained contracts this quarter expected to generate revenues of $752.5 million including contracts for 19 FFSs sold in the quarter, bringing the civil FFS order intake for the first nine months of the fiscal year to 33 FFSs, including:
–Six FFSs including Boeing 737 MAX, Airbus A320s and CRJs to American Airlines Group;
–Six Boeing 737 MAX FFSs to Ryanair;
–Three Boeing 737 MAX FFSs to Southwest Airlines;
–One Praetor FFS to Simcom Aviation Training, a joint venture between CAE and Directional Aviation Capital;
–One Airbus A320 FFS to Lanmei University of Cambodia;
–Two FFSs to an undisclosed customer.

Notable contract awards for the quarter included:
–A 5-year commercial aviation training agreement extension with Endeavor Air;
–A 5-year commercial aviation training agreement extension with Avianca;
–A 5-year business aviation training agreement with XO Jet;
–A 5-year business aviation training agreement with Global Jet Luxembourg;
–A 5-year business aviation training agreement with VistaJet;
–A 9-year commercial aviation training agreement with Norwegian.

20 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis

FINANCIAL RESULTS
(amounts in millions, except SEU, FFSs, utilization rate and FFS deliveries)		Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021
Revenue		$390.1	362.1	432.9	388.2	412.2
Operating income		$57.1	49.9	59.0	40.5	48.4
Adjusted SOI		$83.4	65.3	69.7	66.6	62.0
As a % of revenue	%	21.4	18.0	16.1	17.2	15.0
Adjusted SOI excluding COVID-19 government
support programs		$83.4	65.3	64.5	46.9	58.4
As a % of revenue	%	21.4	18.0	14.9	12.1	14.2
Depreciation and amortization		$55.5	55.4	55.5	58.2	58.2
Property, plant and equipment expenditures		$69.7	39.3	70.2	40.7	21.2
Intangible assets and other assets expenditures		$13.6	13.3	9.8	9.9	8.4
Capital employed[5]		$3,883.5	3,937.5	3,885.5	3,808.1	3,792.6
Total backlog		$4,606.0	4,263.2	4,200.4	4,293.1	4,198.1
SEU[5]		249	245	243	240	245
FFSs in CAE's network[5]		312	312	319	317	320
Utilization rate[5]	%	60	53	56	55	50
FFS deliveries		7	5	11	14	10

Revenue down 5% compared to the third quarter of fiscal 2021
The decrease in revenue over the third quarter of fiscal 2021 was due to the lower revenue recognized from simulator sales mainly from lower scheduled deliveries and the timing of production milestones from our manufacturing facility. The decrease was also due to an unfavourable foreign exchange impact on the translation of foreign operations, partially offset by higher revenues from training services on increased utilization in the Americas and the integration into our results of our recently acquired businesses.

Revenue year to date was $1,185.1 million, $160.4 million or 16% higher than the same period last year. The increase in revenue from the same period of fiscal 2021 was due to increased utilization mainly in the Americas and Europe and the integration into our results of our recently acquired businesses. The increase was partially offset by an unfavourable foreign exchange impact on the translation of foreign operations.

Since the first quarter of fiscal 2021, we have seen gradual recoveries from the enduring impacts of the COVID-19 pandemic in regards to improved utilization of the FFSs in our network and order intake. However, as a result of continued unpredictability from new variants of the virus, we continue to be affected by ongoing supply chain disruptions, employee and customer absenteeism due to infections, operational constraints imposed by local authorities, and intermittent border restrictions.

Adjusted segment operating income up 35% compared to the third quarter of fiscal 2021
Adjusted segment operating income was $83.4 million (21.4% of revenue) this quarter, compared to $62.0 million (15.0% of revenue) in the third quarter of fiscal 2021.

The increase over the third quarter of fiscal 2021 was mainly due to increased utilization in the Americas, the integration into our results of our recently acquired businesses and the ramping up of savings from the comprehensive program in place to structurally lower our cost base. The increase was partially offset by lower revenue from simulator sales and lower government support programs obtained in relation to the COVID-19 pandemic.

Adjusted segment operating income for the first nine months of the year was $218.4 million (18.4% of revenue), $120.7 million or 124% higher than the same period last year. The increase was mainly due to increased utilization in the Americas, Europe and in our joint ventures in the Middle East, the ramping up of savings from the comprehensive program in place to structurally lower our cost base and the integration into our results of our recently acquired businesses. The increase was partially offset by lower revenue from simulator sales and lower government support programs obtained in relation to the COVID-19 pandemic.

Adjusted segment operating income excluding COVID-19 government support programs up $25.0 million over the third quarter of fiscal 2021
CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021. During the third quarter of fiscal 2021, $3.6 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was up $25.0 million over the same period last year.

5 Non-GAAP and other financial measures (see Section 5).
CAE Third Quarter Report 2022 I 21

Management’s Discussion and Analysis

For the first nine months of fiscal 2022, $5.2 million of COVID-19 government support programs were credited to income compared to $43.9 million in the same period last year. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was up $159.4 million over last year.

Property, plant and equipment expenditures at $69.7 million this quarter
Growth capital expenditures were $54.1 million for the quarter and maintenance capital expenditures were $15.6 million.

Capital employed decreased by $54.0 million from last quarter
The decrease over last quarter was due to lower non-cash working capital driven by lower trade accounts receivable and movement in foreign exchange rates.

Total backlog up 8% compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2021	December 31, 2021
Obligated backlog, beginning of period	$4,028.0	$4,047.4
+ order intake	752.5	1,499.5
- revenue	(390.1)	(1,185.1)
+ / - adjustments	(6.7)	21.9
Obligated backlog, end of period	$4,383.7	$4,383.7
Joint venture backlog (all obligated)	222.3	222.3
Total backlog	$4,606.0	$4,606.0

Adjustments this quarter were mainly due to negative foreign exchange movements.

This quarter's book-to-sales ratio was 1.93x. The ratio for the last 12 months was 1.20x.

7.2      Defence and Security

THIRD QUARTER OF FISCAL 2022 EXPANSIONS AND NEW INITIATIVES

Expansions
–We announced the expansion of our ab initio and initial flight training for military forces with the introduction of our first military program in Europe. Through a contract from the Federal Office of Bundeswehr Equipment, Information Technology and In-Service Support, we will be establishing a new training facility at the Bremen airport in Germany to support ab initio training services for the German Air Force.

New programs and products
–We launched the CAE Prodigy image generator (IG), which delivers high-fidelity graphics, physics-based simulation, and the ability to support a thousand-fold increase in the number of entities in a virtual environment. The CAE Prodigy IG builds on the proven features of CAE’s existing family of IGs.

ORDERS
Defence and Security was awarded $592.6 million in orders this quarter, including notable contract awards from:
–The German Navy for a second NH90 Sea Lion helicopter simulator;
–The USAF to continue providing KC-135 aircrew training services;
–The U.S. Navy to continue providing contract instruction services for the Chief of Naval Air Training with Contract Instructions Services at 5 naval air stations;
–Leonardo to support the development of an Alenia C-27J flight training device;
–The USAF to continue providing comprehensive C-130H aircrew training services;
–The NATO Support and Procurement Agency to update E-3A training devices;
–The USAF to continue supporting SCARS, a program which integrates and standardizes the service’s aircraft training simulators;
–The U.S. Navy to continue providing T-44C aircrew training services;
–The U.S. Army to continue to support Advanced Helicopter Flight Training.

22 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis

FINANCIAL RESULTS
(amounts in millions)		Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021
Revenue		$426.5	417.9	288.2	334.4	299.3
Operating income (loss)		$16.5	(8.9)	22.6	(8.5)	21.8
Adjusted SOI		$32.0	26.7	23.7	23.2	22.3
As a % of revenue	%	7.5	6.4	8.2	6.9	7.5
Adjusted SOI excluding COVID-19 government
support programs		$32.0	26.7	15.7	6.8	15.9
As a % of revenue	%	7.5	6.4	5.4	2.0	5.3
Depreciation and amortization		$21.1	20.0	12.2	13.8	12.9
Property, plant and equipment expenditures		$6.5	5.7	3.4	9.3	2.1
Intangible assets and other assets expenditures		$9.0	3.5	5.5	0.5	3.9
Capital employed		$2,360.7	2,466.2	1,100.8	1,021.4	945.2
Total backlog		$4,571.2	4,564.7	3,733.7	3,908.0	3,622.0

Revenue up 42% compared to the third quarter of fiscal 2021
The increase over the third quarter of fiscal 2021 was mainly due to the integration into our results of L3H MT in the amount of $127.9 million, acquired in the second quarter of this year. The increase was partially offset by an unfavourable foreign exchange impact on the translation of foreign operations.

Revenue year to date was $1,132.6 million, $249.9 million or 28% higher than the same period last year. The increase was mainly due to the integration into our results of L3H MT and higher revenue on our European and North American programs, partially offset by an unfavourable foreign exchange impact on the translation of foreign operations.

Since the first quarter of fiscal 2021, we have seen some gradual recoveries from the enduring impacts of the COVID-19 pandemic, however as a result of continued unpredictability from new variants, order intake and the execution of certain product programs, particularly internationally, we continue to be affected by ongoing supply chain disruptions, employee and customer absenteeism due to infections, operational constraints imposed by local authorities, and intermittent border restrictions.

Adjusted segment operating income up 43% compared to the third quarter of fiscal 2021
Adjusted segment operating income was $32.0 million (7.5% of revenue) this quarter, compared to $22.3 million (7.5% of revenue) in the third quarter of fiscal 2021.

The increase over the third quarter of fiscal 2021 was mainly due to the integration into our results of L3H MT in the amount of $19.6 million. The increase was partially offset by lower government support programs obtained in relation to the COVID-19 pandemic and an increase in selling, general and administrative expenses from the easing of prior year temporary cost containment measures introduced in the first quarter of fiscal 2021.

Adjusted segment operating income for the first nine months of the year was $82.4 million (7.3% of revenue), $18.6 million or 29% higher than the same period last year. The increase was mainly due to the integration into our results of L3H MT and higher margins on our North American programs. The increase was partially offset by lower government support programs obtained in relation to the COVID-19 pandemic and an increase in selling, general and administrative expenses from the easing of prior year temporary cost containment measures introduced in the first quarter of fiscal 2021.

Adjusted segment operating income excluding COVID-19 government support programs up $16.1 million compared to the third quarter of fiscal 2021
CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021. During the third quarter of fiscal 2021, $6.4 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was up $16.1 million over the same period last year.

For the first nine months of fiscal 2022, $8.0 million of COVID-19 government support programs were credited to income compared to $43.9 million in the same period last year. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was up $54.5 million over last year.

Capital employed decreased by $105.5 million from last quarter
The decrease over last quarter was mainly due to lower non-cash working capital, primarily resulting from higher accounts payable and accrued liabilities, higher contract liabilities and lower accounts receivable. The decrease was partially offset by lower other non‑current liabilities.

CAE Third Quarter Report 2022 I 23

Management’s Discussion and Analysis

Total backlog stable compared to last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2021	December 31, 2021
Obligated backlog, beginning of period	$2,794.7	$2,365.2
+ order intake	592.6	1,172.0
- revenue	(426.5)	(1,132.6)
+ / - adjustments	(25.0)	531.2
Obligated backlog, end of period	$2,935.8	$2,935.8
Joint venture backlog (all obligated)	113.3	113.3
Unfunded backlog and options	1,522.1	1,522.1
Total backlog	$4,571.2	$4,571.2

Adjustments this quarter were mainly due to negative foreign exchange movements.

This quarter's book-to-sales ratio was 1.39x. The ratio for the last 12 months was 1.05x.

This quarter, $285.5 million was added to the unfunded backlog and $322.3 million was transferred to obligated backlog.

7.3      Healthcare

THIRD QUARTER OF FISCAL 2022 EXPANSIONS AND NEW INITIATIVES

New programs and products
–We released CAE Vimedix 3.3, an update to our ultrasound education platform. This update provides the ability to easily build assessments or create exercises, includes new instructional content focused on point-of-care ultrasound and emergency medicine, and introduces an all-new Virtual Probe feature;
–We launched an update of the Inventory Manager for CAE LearningSpace Enterprise tool. The update expands LearningSpace by offering a single platform to track, manage and report on simulation centre assets;
–We launched a new e-commerce platform for our skills trainers, significantly elevating the user experience and broadening customer access;
–We introduced 11 new online digital courses through our collaboration with BCIT. Each course is available on demand and features a virtual simulation targeting specific medical assessments and treatments. Courses are self-directed, or used in support of a hands-on simulation session, and can be done remotely.

FINANCIAL RESULTS
(amounts in millions)		Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021
Revenue		$32.1	34.9	31.6	171.7	120.9
Operating (loss) income		$(8.1)	(1.8)	4.6	15.6	12.7
Adjusted SOI		$(2.7)	(1.3)	5.0	16.4	12.9
As a % of revenue	%	—	—	15.8	9.6	10.7
Adjusted SOI excluding COVID-19 government
support programs		$(2.7)	(1.3)	4.6	15.3	12.3
As a % of revenue	%	—	—	14.6	8.9	10.2
Depreciation and amortization		$3.3	3.2	3.4	6.5	8.1
Property, plant and equipment expenditures		$0.7	1.7	0.3	0.5	0.6
Intangible assets and other assets expenditures		$2.9	2.8	4.0	0.6	4.0
Capital employed		$193.7	210.1	185.9	90.9	261.1

24 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
Revenue down 73% compared to the third quarter of fiscal 2021
The decrease in revenue over the third quarter of fiscal 2021 was due to the contribution from the CAE Air1 ventilators in the amount of $93.5 million in the prior year, and lower revenue from patient simulators due to continued supply chain constraints that delayed deliveries during the quarter. The decrease in revenues was partially offset by an increase in revenue from centre management solutions and ultrasound simulators, and OEM projects completed during the quarter. Excluding the CAE Air1 ventilators, revenue was up 17% compared to the third quarter of fiscal 2021.

Revenue year to date was $98.6 million, $81.6 million or 45% lower than the same period last year. The decrease was due to the contribution from the CAE Air1 ventilators in the prior year, partially offset by an increase in core product categories, mainly from centre management solutions, ultrasound and patient simulators, and the integration into our results of Medicor, acquired last quarter. Excluding the contribution from CAE Air1 ventilators, revenue was up 24% compared to the same period last year.

Since the first quarter of fiscal 2021, we continue to see gradual improvements, however, our customers are continuing to navigate the demands of the healthcare crisis from the COVID-19 pandemic.

Adjusted segment operating income down $15.6 million compared to the third quarter of fiscal 2021
Adjusted segment operating loss was $2.7 million this quarter, compared to an adjusted segment operating income of $12.9 million (10.7% of revenue) in the third quarter of fiscal 2021.

The decrease over the third quarter of fiscal 2021 was mainly due to the contribution from the CAE Air1 ventilators in the prior year, higher costs from supply chain disruptions and employee absenteeism due to infections, as well as increases in the selling, general and administrative expenses. The decrease was partially offset by higher revenue from core product categories.

Adjusted segment operating income for the first nine months of the year was $1.0 million (1.0% of revenue), $11.9 million lower than the same period last year mainly due to the contribution from CAE Air1 ventilators in the prior year, higher costs from supply chain disruptions and employee absenteeism due to infections, as well as increases in the selling, general and administrative expenses. The decrease was offset by lower net research and development expenses due to the recognition of previously unrecognized investment tax credits this year and higher revenue, in core product categories.

Adjusted segment operating income excluding COVID-19 government support programs down $15.0 million over the third quarter of fiscal 2021
CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021. During the third quarter of fiscal 2021, $0.6 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we continued to incur, adjusted segment operating income excluding COVID-19 government support programs was down $15.0 million over the same period last year.

For the first nine months of fiscal 2022, $0.4 million of COVID-19 government support programs were credited to income compared to $2.4 million in the same period last year. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was down $9.9 million over last year.

Capital employed decreased by $16.4 million from last quarter
The decrease over last quarter was mainly due to lower non-cash working capital, primarily resulting from lower accounts receivable, higher accounts payable and accrued liabilities, partially offset by higher inventories from delivery delays from supply chain constraints and lower contract liabilities. The decrease was also due to lower intangible assets, partially offset by lower other long‑term liabilities.
CAE Third Quarter Report 2022 I 25

Management’s Discussion and Analysis

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1    Consolidated cash movements

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2021	2020	2021	2020
Cash provided by operating activities*	$99.2	$125.7	$312.5	$267.2
Changes in non-cash working capital	210.4	109.1	(101.1)	(75.2)
Net cash provided by operating activities	$309.6	$234.8	$211.4	$192.0
Maintenance capital expenditures[6]	(18.1)	(5.3)	(39.3)	(18.9)
Change in other assets	(10.1)	(9.2)	(27.0)	(11.7)
Proceeds from the disposal of property, plant and equipment	0.2	1.5	8.1	1.7
Net (payments to) proceeds from equity accounted investees	(19.5)	0.5	(19.9)	1.4
Dividends received from equity accounted investees	20.0	1.7	20.6	11.7
Free cash flow[6]	$282.1	$224.0	$153.9	$176.2
Growth capital expenditures[6]	(58.8)	(18.6)	(158.2)	(38.2)
Capitalized development costs	(15.4)	(12.1)	(39.8)	(38.4)
Net proceeds from the issuance of common shares	3.7	480.2	695.5	482.6
Business combinations, net of cash acquired	(8.4)	(134.7)	(1,384.8)	(134.7)
Acquisition of investment in equity accounted investees	—	—	(4.3)	—
Other cash movements, net	(1.9)	—	(1.9)	(0.7)
Effect of foreign exchange rate changes on cash and cash equivalents	(4.0)	(5.1)	(7.9)	(12.8)
Net change in cash before proceeds and repayment of long-term debt	$197.3	$533.7	$(747.5)	$434.0
* before changes in non-cash working capital

Free cash flow of $282.1 million this quarter
Free cash flow was $282.1 million for the quarter, $58.1 million higher than the third quarter of fiscal 2021. The increase was mainly due to a lower investment in non-cash working capital and higher dividends received from equity accounted investees, partially offset by a decrease in cash provided by operating activities, including payments of approximately $38 million in the quarter related to the integration and acquisition costs for our recently acquired businesses and severances and other costs associated with our previously announced restructuring program. The increase was further offset by higher payments to equity accounted investees and higher maintenance capital expenditures.

Free cash flow year to date was $153.9 million, $22.3 million lower than the same period last year. The decrease was mainly attributable to higher investments in non-cash working capital, higher payments to equity accounted investees and higher maintenance capital expenditures, partially offset by an increase in cash provided by operating activities.

Capital expenditures of $76.9 million this quarter
Growth capital expenditures were $58.8 million this quarter and $158.2 million for the first nine months of the year. Maintenance capital expenditures were $18.1 million this quarter and $39.3 million for the first nine months of the year.

COVID-19 government support programs
Cash received from COVID-19 government support programs amounted to nil this quarter and $38.3 million for the first nine months of the year. CAE's participation in the CEWS program ceased on June 5, 2021 and accordingly, we did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.
6 Non-GAAP and other financial measures (see Section 5).
26 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
9.     CONSOLIDATED FINANCIAL POSITION
9.1       Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2021	2021	2021
Use of capital:
Current assets	$2,196.1	$2,156.6	$3,378.6
Less: cash and cash equivalents	(463.5)	(340.4)	(926.1)
Current liabilities	(1,861.7)	(1,703.3)	(2,633.3)
Less: current portion of long-term debt	195.9	205.7	216.3
Non-cash working capital[7]	$66.8	$318.6	$35.5
Property, plant and equipment	2,132.1	2,111.9	1,969.4
Other long-term assets	4,887.0	4,884.1	3,400.4
Other long-term liabilities	(760.9)	(814.5)	(767.1)
Total capital employed	$6,325.0	$6,500.1	$4,638.2
Source of capital[7]:
Current portion of long-term debt	$195.9	$205.7	$216.3
Long-term debt	2,578.1	2,616.2	2,135.2
Less: cash and cash equivalents	(463.5)	(340.4)	(926.1)
Net debt[7]	$2,310.5	$2,481.5	$1,425.4
Equity attributable to equity holders of the Company	3,938.5	3,944.4	3,140.5
Non-controlling interests	76.0	74.2	72.3
Source of capital	$6,325.0	$6,500.1	$4,638.2

Capital employed decreased by $175.1 million from last quarter
The decrease was mainly due to lower non-cash working capital, partially offset by lower other long-term liabilities.

Return on capital employed (ROCE)7
Our ROCE was 4.2% this quarter. Adjusted ROCE was 6.1% this quarter, which compares to 6.4% in the third quarter of last year and 6.6% last quarter. Adjusted ROCE excluding COVID-19 government support programs was 5.5% this quarter.

Non-cash working capital decreased by $251.8 million from last quarter
The decrease was mainly due to higher accounts payable and accrued liabilities, higher contract liabilities, lower contract assets and lower accounts receivable.

Other long-term liabilities decreased by $53.6 million from last quarter
The decrease was mainly due to lower deferred gains and other non-current liabilities and lower deferred tax liabilities, partially offset by higher employee benefit obligations.

7 Non-GAAP and other financial measures (see Section 5).
CAE Third Quarter Report 2022 I 27

Management’s Discussion and Analysis

Change in net debt
	Three months ended	Nine months ended
(amounts in millions, except net debt-to-capital and net debt-to-EBITDA)	December 31, 2021	December 31, 2021
Net debt, beginning of period	$2,481.5	$1,425.4
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	(197.3)	747.5
Effect of foreign exchange rate changes on long-term debt	(4.7)	10.7
Impact from business combinations	—	34.9
Non-cash lease liability movements	27.6	76.4
Other	3.4	15.6
Change in net debt during the period	$(171.0)	$885.1
Net debt, end of period	$2,310.5	$2,310.5

Net debt-to-capital[8]	% 36.5
EBITDA[8]	$546.6
Net debt-to-EBITDA[8]	4.23
Adjusted EBITDA[8]	$716.1
Net debt-to-adjusted EBITDA[8]	3.23
Adjusted EBITDA excluding COVID-19 government support programs[8]	$665.3
Net debt-to-adjusted EBITDA excluding COVID-19 government support programs[8]	3.47

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. In September 2021, we extended the maturity date of our US$850.0 million unsecured revolving credit facility until September 29, 2026.

We manage a committed receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. This committed facility is renewed annually.

In July 2021, to finance the L3H MT acquisition, we issued a total of US$300.0 million of unsecured term loans in two tranches. The first tranche consists of US$175.0 million due in 2023 and the second tranche of US$125.0 million is due in 2025. The term loans bear interest at variable rates.

In September 2021, we concluded new financial participation agreements with the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over the next five years with the aim to develop technologies of the future, including digitally immersive solutions using data ecosystems and artificial intelligence in Civil Aviation, Defence and Security and Healthcare. The project will also allow CAE to position itself as a leader in end-to-end technology, operational support and training solutions for Advanced Air Mobility, as well as develop green light aircraft technologies.

We have certain debt agreements which require the maintenance of standard financial covenants. As at December 31, 2021, we are compliant with all our financial covenants.

Total available liquidity as at December 31, 2021 was approximately $2.2 billion, including $463.5 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase facility.

The negative impact of COVID-19 on our liquidity is evolving in real time and differs geographically from one region to another. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows, which is achieved through a forecast of our unconsolidated and consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. Based on our scenario analysis, we believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash we expect to generate from our operations will be sufficient to meet financial requirements in the foreseeable future. To preserve liquidity, we continued to operate with certain flexible measures, including the suspension of our common share dividends and share repurchase plan. This position is being reviewed periodically.

8 Non-GAAP and other financial measures (see Section 5).
28 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
Total equity decreased by $4.1 million this quarter
The decrease in equity was mainly due to changes in other comprehensive income, including an unfavourable foreign currency translation and defined benefit plan remeasurements, mostly offset by net income realized this quarter.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 316,983,348 common shares issued and outstanding as at December 31, 2021 with total share capital of $2,223.9 million. In addition, we had 6,835,072 options outstanding under the Employee Stock Option Plan (ESOP).

As at January 31, 2022, we had a total of 316,983,848 common shares issued and outstanding and 6,834,572 options outstanding under the ESOP.

Issuance of common shares upon conversion of subscription receipts
On July 2, 2021, concurrent with the completion of the L3H MT acquisition, 22,400,000 outstanding subscription receipts were converted into CAE common shares in accordance with the terms of the subscription receipts, on a one-for-one basis. Proceeds from the issuance of the subscription receipts of $700.0 million together with interest earned of $0.4 million were released from escrow and used to fund the acquisition of L3H MT. Total issuance-related costs amounted to $31.0 million, less income tax recovery of $8.2 million.

9.2       Contingencies

During fiscal 2015, we received tax notices of reassessment from the Canada Revenue Agency (CRA) in connection with our characterization of amounts received under the Strategic Aerospace and Defence Initiative (SADI) program during our 2012 and 2013 taxation years. Under the SADI program, we received funding from the Government of Canada for our eligible spending in R&D projects, in the form of an unconditionally repayable interest-bearing loan, which we commenced repayment of the principal and interest in fiscal 2016 in accordance with the terms of the agreement. The CRA has taken the position that amounts received under the SADI program qualify as government assistance. We filed notices of objection against the CRA’s reassessments and subsequently filed a notice of appeal to the Tax Court of Canada.

On September 14, 2021, the Tax Court of Canada ruled in favour of the CRA’s contention and held that the amounts received under the SADI program qualified as government assistance. On October 8, 2021, we filed a notice of appeal to the Federal Court of Appeal against the Tax Court’s decision. Accordingly, we have not recognized the impacts of the CRA’s reassessments in its consolidated financial statements.

Although we believe that our position will ultimately prevail at the Federal Court of Appeal level, should we be unsuccessful, the impact of the reassessments would not result in a material adverse effect on our overall income tax expense nor income tax payable, but would, however, affect the timing of payment of such tax.

10.     BUSINESS COMBINATIONS AND ACQUISITION OF INVESTMENT IN EQUITY ACCOUNTED INVESTEES
Business combinations
L3Harris Technologies’ Military Training business
On July 2, 2021, we concluded the previously announced acquisition of L3Harris Technologies’ Military Training business (L3H MT) for cash consideration of $1,337.7 million [US$1,075.3 million], subject to additional purchase price adjustments. L3H MT includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. The acquisition expands our position as a platform-agnostic training systems integrator by diversifying our training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber.

The net assets acquired, including intangibles, of L3H MT are included in the Defence and Security segment. The purchase price allocation is preliminary as at December 31, 2021.

Other fiscal 2022 business combinations
RB Group
On April 1, 2021, we acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports CAE’s expansion into digital flight crew management in our goal to drive additional software-enabled Civil aviation services. Prior to this transaction, our 21% ownership interest in the RB Group was accounted for using the equity method.

CAE Third Quarter Report 2022 I 29

Management’s Discussion and Analysis

GlobalJet Services
On June 10, 2021, we acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands our aircraft platform addressability in the maintenance training market through world‑class, regulatory approved training programs.

Medicor Lab Inc.
On July 5, 2021, we acquired the shares of Medicor Lab Inc. (Medicor), a company which specializes in task trainer and realistic synthetic skin production. This acquisition augments our portfolio of products and expands our capabilities to offer improved quality simulators for a better customer experience.

The aggregate purchase price for the acquisitions of the RB Group, GlobalJet and Medicor consist of cash consideration (net of cash acquired) of $19.0 million, a long‑term payable of $1.2 million and a contingent consideration of up to $4.0 million if certain targets are met, and are mainly allocated to goodwill and intangible assets.

The net assets acquired, including intangibles, of the RB Group and GlobalJet are included in the Civil Aviation Training Solutions segment, and those of Medicor are included in the Healthcare segment.

Other
During the nine months ended December 31, 2021, we completed our final assessment of the fair value of assets acquired and liabilities assumed of Flight Simulation Company B.V., Merlot Aero Limited and TRU Simulation + Training Canada acquired in fiscal 2021 as well as the RB Group, GlobalJet and Medicor acquired in fiscal 2022.

During the nine months ended December 31, 2021, adjustments to preliminary purchase price allocations of acquisitions realized in fiscal 2021 resulted in increases of intangible assets of $19.2 million, current liabilities of $15.2 million, and deferred tax assets of $3.8 million, and a decrease of current assets of $7.8 million.

During the nine months ended December 31, 2021, net cash considerations of $4.9 million were paid for acquisitions realized in prior years.

Investment in equity accounted investees
SkyWarrior Flight Training LLC
In August 2021, we acquired a 37% equity interest in SkyWarrior Flight Training LLC (SkyWarrior) for cash consideration of $4.3 million. SkyWarrior is a flight training operation which primarily delivers Phase 1 initial flight training to U.S. and international military customers.

Acquisitions announced but not yet completed
Agreement to acquire Sabre’s AirCentre airline operations portfolio
On October 28, 2021, we announced that we have entered into an agreement to acquire Sabre’s AirCentre airline operations portfolio (AirCentre), a highly valuable suite of flight and crew management and optimization solutions, for US$392.5 million excluding post‑closing adjustments. The transaction will provide CAE with the Sabre AirCentre product portfolio, related technology and intellectual property as well as the transfer of its highly talented workforce. Subject to completion, the acquisition will further expand CAE's reach across our broad customer base beyond pilot training and establish ourself as a technology leader in the growing market for industry-leading, digitally-enabled flight and crew operations solutions. The closing of the transaction is expected in the first quarter of calendar 2022 and is subject to customary conditions and regulatory approvals.

You will find more details in Note 3 of our consolidated interim financial statements.

30 I CAE Third Quarter Report 2022

Management’s Discussion and Analysis
11.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2
In August 2020, the IASB issued an amendment to IFRS 9 – Financial instruments, IAS 39 – Financial instruments: recognition and measurement, IFRS 7 – Financial instrument: disclosures, IFRS 4 – Insurance contracts and IFRS 16 – Leases. The amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, where IBORs are replaced with alternative benchmark rates. For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships affected by IBOR reform and will require disclosure of information about new risks arising from the reform and how the transition to alternative benchmark rates will be managed.

This amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 was adopted April 1, 2021. CAE has elected to apply the practical expedient and will apply to transactions occurring subsequent to April 1, 2021. Our treasury department is managing the transition plan so that the existing contracts that refer to IBORs shall be adjusted to ensure contract continuity and address term and credit differences between IBORs and alternative reference rates. The adoption of this amendment had no material impact on the consolidated financial statements.

12.   CONTROLS AND PROCEDURES
In the third quarter ended December 31, 2021, we did not make any significant changes in, nor take any significant corrective actions regarding our internal controls or other factors that could significantly affect such internal controls. Our CEO and CFO periodically review our disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, our CEO and CFO were satisfied with the effectiveness of our disclosure controls and procedures.

During the third quarter of fiscal 2022, we acquired L3H MT. In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of L3H MT, for up to one year following the acquisition. We have begun to integrate their internal controls, policies and procedures and we have incorporated internal controls over significant processes specific to the acquisition that we believe are appropriate and necessary in consideration of the level of related integration. As the post-closing integration continues, we will continue to review the internal controls and processes with those of CAE. L3H MT’s contribution to our consolidated financial statements for the nine months ended December 31, 2021 was 11% and 12% of each consolidated revenues and adjusted segment operating income. Additionally, at December 31, 2021, L3H MT’s total assets and total liabilities were 18% and 5% of consolidated total assets and liabilities, respectively.

CAE Third Quarter Report 2022 I 31

Management’s Discussion and Analysis

13.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2022
Revenue	$752.7	814.9	848.7	(1)	2,416.3
Net income	$47.3	17.2	28.4	(1)	92.9
Equity holders of the Company	$46.4	14.0	26.2	(1)	86.6
Non-controlling interests	$0.9	3.2	2.2	(1)	6.3
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.04	0.08	(1)	0.28
Adjusted EPS	$0.19	0.17	0.19	(1)	0.55
Adjusted EPS excluding COVID-19 government support programs	$0.15	0.17	0.19	(1)	0.51
Average number of shares outstanding (basic)	293.6	316.5	316.9	(1)	305.1
Average number of shares outstanding (diluted)	295.8	318.7	318.7	(1)	307.3
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.26	1.26	(1)	1.25
Average exchange rate, Euro to Canadian dollar	1.48	1.48	1.44	(1)	1.47
Average exchange rate, British pound to Canadian dollar	1.72	1.74	1.70	(1)	1.72
Fiscal 2021
Revenue	$550.5	704.7	832.4	894.3	2,981.9
Net (loss) income	$(110.0)	(6.0)	49.7	18.8	(47.5)
Equity holders of the Company	$(110.6)	(5.2)	48.8	19.8	(47.2)
Non-controlling interests	$0.6	(0.8)	0.9	(1.0)	(0.3)
Basic and diluted EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	0.07	(0.17)
Adjusted EPS	$(0.11)	0.13	0.22	0.22	0.47
Adjusted EPS excluding COVID-19 government support programs	$(0.24)	0.03	0.19	0.12	0.12
Average number of shares outstanding (basic)	265.7	265.8	271.7	285.2	272.0
Average number of shares outstanding (diluted)	265.7	265.8	273.0	287.3	272.0
Average exchange rate, U.S. dollar to Canadian dollar	1.39	1.33	1.30	1.27	1.32
Average exchange rate, Euro to Canadian dollar	1.53	1.56	1.55	1.53	1.54
Average exchange rate, British pound to Canadian dollar	1.72	1.72	1.72	1.75	1.73
Fiscal 2020
Revenue	$825.6	896.8	923.5	977.3	3,623.2
Net income	$63.0	75.0	99.8	81.1	318.9
Equity holders of the Company	$61.5	73.8	97.7	78.4	311.4
Non-controlling interests	$1.5	1.2	2.1	2.7	7.5
Basic EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.17
Diluted EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.16
Adjusted EPS	$0.24	0.28	0.37	0.46	1.34
Average number of shares outstanding (basic)	265.8	266.2	265.8	266.1	266.0
Average number of shares outstanding (diluted)	267.6	268.2	267.6	267.7	267.6
Average exchange rate, U.S. dollar to Canadian dollar	1.34	1.32	1.32	1.34	1.33
Average exchange rate, Euro to Canadian dollar	1.50	1.47	1.46	1.48	1.48
Average exchange rate, British pound to Canadian dollar	1.72	1.63	1.70	1.72	1.69

(1) Not available.
32 I CAE Third Quarter Report 2022

Consolidated Interim Financial Statements

Consolidated Income (Loss) Statement

		Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2021	2020	2021	2020
Revenue	4	$848.7	$832.4	$2,416.3	$2,087.6
Cost of sales		606.2	603.5	1,732.4	1,559.7
Gross profit		$242.5	$228.9	$683.9	$527.9
Research and development expenses		31.7	36.5	85.9	82.2
Selling, general and administrative expenses		117.5	105.3	345.5	287.4
Other (gains) and losses	5	(6.3)	(1.5)	(16.1)	92.4
Share of after-tax profit of equity accounted investees	4	(13.1)	(8.6)	(33.2)	(0.3)
Restructuring, integration and acquisition costs	6	47.2	14.3	110.9	65.4
Operating income		$65.5	$82.9	$190.9	$0.8
Finance expense – net	7	34.5	33.3	98.1	103.6
Earnings (loss) before income taxes		$31.0	$49.6	$92.8	$(102.8)
Income tax expense (recovery)		2.6	(0.1)	(0.1)	(36.5)
Net income (loss)		$28.4	$49.7	$92.9	$(66.3)
Attributable to:
Equity holders of the Company		$26.2	$48.8	$86.6	$(67.0)
Non-controlling interests		2.2	0.9	6.3	0.7
Earnings (loss) per share attributable to equity holders of the Company
Basic and diluted	9	$0.08	$0.18	$0.28	$(0.25)

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2022 I 33

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income (Loss)

	Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions of Canadian dollars)	2021	2020	2021	2020
Net income (loss)	$28.4	$49.7	$92.9	$(66.3)
Items that may be reclassified to net income (loss)
Foreign currency exchange differences on translation of foreign operations	$(22.7)	$(79.2)	$(10.9)	$(198.8)
Net gain (loss) on hedges of net investment in foreign operations	2.2	53.1	(5.3)	125.3
Reclassification to income of foreign currency exchange differences	(1.1)	(3.3)	(4.3)	(19.8)
Net gain (loss) on cash flow hedges	9.5	17.0	(8.2)	60.4
Reclassification to income of gains on cash flow hedges	(12.1)	(6.0)	(12.0)	(18.4)
Income taxes	2.5	(4.5)	3.0	(15.5)
	$(21.7)	$(22.9)	$(37.7)	$(66.8)
Items that will never be reclassified to net income (loss)
Remeasurement of defined benefit pension plan obligations	$(20.9)	$7.1	$15.2	$(100.8)
Net loss on financial assets carried at fair value through OCI	—	(1.8)	—	(1.8)
Income taxes	5.6	(1.7)	(3.9)	26.8
	$(15.3)	$3.6	$11.3	$(75.8)
Other comprehensive loss	$(37.0)	$(19.3)	$(26.4)	$(142.6)
Total comprehensive (loss) income	$(8.6)	$30.4	$66.5	$(208.9)
Attributable to:
Equity holders of the Company	$(10.4)	$31.3	$60.4	$(205.0)
Non-controlling interests	1.8	(0.9)	6.1	(3.9)

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

34 I CAE Third Quarter Report 2022

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		December 31	March 31
(amounts in millions of Canadian dollars)	Notes	2021	2021
Assets
Cash and cash equivalents		$463.5	$926.1
Restricted funds for subscription receipts deposit	9	—	700.1
Accounts receivable		522.5	518.6
Contract assets		538.4	461.9
Inventories		546.9	647.8
Prepayments		57.3	52.1
Income taxes recoverable		46.2	39.8
Derivative financial assets		21.3	32.2
Total current assets		$2,196.1	$3,378.6
Property, plant and equipment		2,132.1	1,969.4
Right-of-use assets		349.8	308.5
Intangible assets		3,428.9	2,055.8
Investment in equity accounted investees		454.8	422.2
Deferred tax assets		121.7	104.9
Derivative financial assets		6.7	13.2
Other non-current assets		525.1	495.8
Total assets		$9,215.2	$8,748.4

Liabilities and equity
Accounts payable and accrued liabilities		$890.9	$945.6
Provisions		34.0	52.6
Income taxes payable		16.7	16.2
Contract liabilities		698.7	674.7
Current portion of long-term debt	7	195.9	216.3
Liabilities for subscription receipts	9	—	714.1
Derivative financial liabilities		25.5	13.8
Total current liabilities		$1,861.7	$2,633.3
Provisions		25.5	30.9
Long-term debt	7	2,578.1	2,135.2
Royalty obligations		145.7	141.8
Employee benefits obligations		216.7	222.2
Deferred tax liabilities		78.3	123.5
Derivative financial liabilities		1.4	3.1
Other non-current liabilities		293.3	245.6
Total liabilities		$5,200.7	$5,535.6
Equity
Share capital		$2,223.9	$1,516.2
Contributed surplus		37.6	22.5
Accumulated other comprehensive income		35.4	58.1
Retained earnings		1,641.6	1,543.7
Equity attributable to equity holders of the Company		$3,938.5	$3,140.5
Non-controlling interests		76.0	72.3
Total equity		$4,014.5	$3,212.8
Total liabilities and equity		$9,215.2	$8,748.4

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
CAE Third Quarter Report 2022 I 35

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Nine months ended December 31, 2021		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021		293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income		—	$—	$—	$—	$86.6	$86.6	$6.3	$92.9
Other comprehensive (loss) income		—	—	—	(37.5)	11.3	(26.2)	(0.2)	(26.4)
Total comprehensive (loss) income		—	$—	$—	$(37.5)	$97.9	$60.4	$6.1	$66.5
Issuance of common shares upon conversion of
subscription receipts	9	22,400,000	677.2	12.5	—	—	689.7	—	689.7
Exercise of stock options		1,227,885	30.5	(4.0)	—	—	26.5	—	26.5
Share-based payments expense		—	—	6.6	—	—	6.6	—	6.6
Transfer of realized cash flow hedge losses related
to business combinations	3	—	—	—	14.8	—	14.8	—	14.8
Transactions with non-controlling interests		—	—	—	—	—	—	(2.4)	(2.4)
Balances as at December 31, 2021		316,983,348	$2,223.9	$37.6	$35.4	$1,641.6	$3,938.5	$76.0	$4,014.5

		Attributable to equity holders of the Company
Nine months ended December 31, 2020		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)		shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020		265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net (loss) income		—	$—	$—	$—	$(67.0)	$(67.0)	$0.7	$(66.3)
Other comprehensive loss		—	—	—	(64.0)	(74.0)	(138.0)	(4.6)	(142.6)
Total comprehensive loss		—	$—	$—	$(64.0)	$(141.0)	$(205.0)	$(3.9)	$(208.9)
Issuance of common shares under an equity offering		16,594,126	478.8	—	—	—	478.8	—	478.8
Exercise of stock options		547,025	11.1	(1.4)	—	—	9.7	—	9.7
Share-based payments expense		—	—	8.8	—	—	8.8	—	8.8
Transactions with non-controlling interests		—	—	—	—	—	—	(5.8)	(5.8)
Balances as at December 31, 2020		282,760,778	$1,169.4	$34.3	$129.2	$1,449.1	$2,782.0	$78.9	$2,860.9

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

36 I CAE Third Quarter Report 2022

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2021	2020
Operating activities
Net income (loss)		$92.9	$(66.3)
Adjustments for:
Depreciation and amortization	4	229.6	241.0
Impairment of non-financial assets		33.7	137.6
Share of after-tax profit of equity accounted investees		(33.2)	(0.3)
Deferred income taxes		(18.1)	(39.5)
Investment tax credits		(21.4)	(22.6)
Share-based payments expense		3.3	2.5
Defined benefit pension plans		10.0	11.8
Other non-current liabilities		(32.8)	(15.0)
Derivative financial assets and liabilities – net		8.1	(27.5)
Other		40.4	44.8
Changes in non-cash working capital	10	(101.1)	(74.5)
Net cash provided by operating activities		$211.4	$192.0
Investing activities
Business combinations, net of cash acquired	3	$(1,384.8)	$(134.7)
Acquisition of investment in equity accounted investees	3	(4.3)	—
Additions to property, plant and equipment	4	(197.5)	(57.1)
Proceeds from disposal of property, plant and equipment		8.1	1.7
Additions to intangible assets	4	(64.4)	(45.0)
Net (payments to) proceeds from equity accounted investees		(19.9)	1.4
Dividends received from equity accounted investees		20.6	11.7
Other		(2.4)	(5.1)
Net cash used in investing activities		$(1,644.6)	$(227.1)
Financing activities
Net repayment of borrowing under revolving credit facilities		$—	$(705.6)
Proceeds from long-term debt	7	422.4	23.3
Repayment of long-term debt		(60.9)	(18.4)
Repayment of lease liabilities		(75.5)	(59.9)
Net proceeds from the issuance of common shares		695.5	482.6
Other		(3.0)	(0.7)
Net cash provided by (used in) financing activities		$978.5	$(278.7)
Effect of foreign currency exchange differences on cash and cash equivalents		$(7.9)	$(12.8)
Net decrease in cash and cash equivalents		$(462.6)	$(326.6)
Cash and cash equivalents, beginning of period		926.1	946.5
Cash and cash equivalents, end of period		$463.5	$619.9

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE Third Quarter Report 2022 I 37

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on February 11, 2022.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE is a high technology company providing solutions to make the world a safer place.

CAE Inc. and its subsidiaries’ (or the Company) operations are managed through three segments:

(i)Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end-to-end digitally-enabled crew management, training operations solutions and optimization software;
(ii)Defence and Security – A platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains for government organizations responsible for public safety;
(iii)Healthcare – Provides integrated education and training solutions to healthcare students and clinical professionals across their career life cycle, including surgical and imaging simulations, curricula, audiovisual debriefing solutions, centre management platforms and patient simulators.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Company’s business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation Training Solutions segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus, resulting in lower revenues. In the Defence and Security segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the federal government’s budget cycle, which in the U.S. is based on a September year-end.

However, due to the impact of the COVID-19 pandemic results may not follow historical patterns.

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2021, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2021.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Use of judgements, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2021.

The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in certain areas, such as impairment of financial and non-financial assets and revenue recognition. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of the Company’s net assets.
38 I CAE Third Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

NOTE 2 – CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted by the Company

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2
In August 2020, the IASB issued an amendment to IFRS 9 – Financial instruments, IAS 39 – Financial instruments: recognition and measurement, IFRS 7 – Financial instrument: disclosures, IFRS 4 – Insurance contracts and IFRS 16 – Leases. The amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, where IBORs are replaced with alternative benchmark rates. For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships affected by IBOR reform and will require disclosure of information about new risks arising from the reform and how the transition to alternative benchmark rates will be managed.

This amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 was adopted April 1, 2021. The Company has elected to apply the practical expedient and will apply to transactions occurring subsequent to April 1, 2021. The Company’s treasury department is managing the transition plan so that the existing contracts that refer to IBORs shall be adjusted to ensure contract continuity and address term and credit differences between IBORs and alternative reference rates. The adoption of this amendment had no material impact on the consolidated financial statements.

NOTE 3 – BUSINESS COMBINATIONS AND ACQUISITION OF INVESTMENT IN EQUITY ACCOUNTED INVESTEES
Business combinations
L3Harris Technologies’ Military Training business
On July 2, 2021, the Company concluded the previously announced acquisition of L3Harris Technologies’ Military Training business (L3H MT) for cash consideration of $1,337.7 million [US$1,075.3 million], subject to additional purchase price adjustments. L3H MT includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. The acquisition expands the Company’s position as a platform-agnostic training systems integrator by diversifying its training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing its training and simulation capabilities in space and cyber.

In March 2021, in order to mitigate the potential impact on the purchase price of variations in the foreign exchange rate, the Company entered into forward foreign currency contracts to hedge a portion of the purchase price of the L3H MT acquisition (US$800 million). The Company applied hedge accounting and the change in fair value of these financial instruments prior to the L3H MT acquisition date was recorded in other comprehensive income. On July 2, 2021, these financial instruments were exercised in connection with the closing of the L3H MT acquisition, and the realized cash flow hedge losses of $17.1 million, less income tax recovery of $2.3 million, were transferred from accumulated other comprehensive income and included as an adjustment to the purchase consideration.

As at December 31, 2021, the preliminary determination of the fair value of the net assets acquired and liabilities assumed arising from the L3H MT acquisition are as follows:

L3H MT
Current assets	$117.8
Current liabilities	(130.9)
Property, plant and equipment	96.3
Right-of-use assets	31.6
Intangible assets	1,335.0
Deferred tax	41.3
Other non-current assets	7.7
Long-term debt, including current portion	(33.9)
Other non-current liabilities	(104.0)
Total purchase consideration, including the hedge of the purchase price	$1,360.9
Purchase price adjustment payable	(8.4)
Total cash consideration paid on acquisition date	$1,352.5

During the three months ended December 31, 2021, a purchase price adjustment of $8.4 million was paid to the seller.

The preliminary fair value of the acquired intangible assets amounts to $1,335.0 million and consists of goodwill of $1,017.8 million ($860.5 million is deductible for tax purposes), customer relationships of $217.7 million and technology of $99.5 million.

The fair value and the gross contractual amount of the acquired accounts receivable were $49.2 million.

CAE Third Quarter Report 2022 I 39

Notes to the Consolidated Interim Financial Statements
Total acquisition costs incurred relating to this acquisition are included in Restructuring, integration and acquisition costs in the consolidated income statement (Note 6).

The revenue and adjusted segment operating income included in the consolidated income statement from L3H MT since the acquisition date was $263.0 million and $35.8 million respectively. Had L3H MT been consolidated from April 1, 2021, the consolidated income statement would have shown revenue and adjusted segment operating income of approximately $402.1 million and $52.0 million respectively. These pro-forma amounts are estimated based on the operations of the acquired businesses prior to the business combinations by the Company and assuming that the purchase price allocations were effective April 1, 2021.

The net assets acquired, including intangibles, of L3H MT are included in the Defence and Security segment.

The purchase price allocation is preliminary as at December 31, 2021.

Other fiscal 2022 business combinations
RB Group
On April 1, 2021, the Company acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports the Company’s expansion into digital flight crew management in its goal to drive additional software-enabled Civil aviation services. Prior to this transaction, the Company's 21% ownership interest in the RB Group was accounted for using the equity method.

GlobalJet Services
On June 10, 2021, the Company acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands the Company’s aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs.

Medicor Lab Inc.
On July 5, 2021, the Company acquired the shares of Medicor Lab Inc. (Medicor), a company which specializes in task trainer and realistic synthetic skin production. This acquisition augments the Company’s portfolio of products and expands its capabilities to offer improved quality simulators for a better customer experience.

The aggregate purchase price for the acquisitions of the RB Group, GlobalJet and Medicor consist of cash consideration (net of cash acquired) of $19.0 million, a long‑term payable of $1.2 million and a contingent consideration of up to $4.0 million if certain targets are met, and are mainly allocated to goodwill and intangible assets.

The net assets acquired, including intangibles, of the RB Group and GlobalJet are included in the Civil Aviation Training Solutions segment, and those of Medicor are included in the Healthcare segment.

Other
During the nine months ended December 31, 2021, the Company completed its final assessment of the fair value of assets acquired and liabilities assumed of Flight Simulation Company B.V., Merlot Aero Limited and TRU Simulation + Training Canada acquired in fiscal 2021 as well as the RB Group, GlobalJet and Medicor acquired in fiscal 2022.

During the nine months ended December 31, 2021, adjustments to preliminary purchase price allocations of acquisitions realized in fiscal 2021 resulted in increases of intangible assets of $19.2 million, current liabilities of $15.2 million, and deferred tax assets of $3.8 million, and a decrease of current assets of $7.8 million.

During the nine months ended December 31, 2021, net cash considerations of $4.9 million were paid for acquisitions realized in prior years.

Investment in equity accounted investees
SkyWarrior Flight Training LLC
In August 2021, the Company acquired a 37% equity interest in SkyWarrior Flight Training LLC (SkyWarrior) for cash consideration of $4.3 million. SkyWarrior is a flight training operation which primarily delivers Phase 1 initial flight training to U.S. and international military customers.

Acquisitions announced but not yet completed
Agreement to acquire Sabre’s AirCentre airline operations portfolio
On October 28, 2021, the Company announced that it had entered into an agreement to acquire Sabre’s AirCentre airline operations portfolio (AirCentre), a highly valuable suite of flight and crew management and optimization solutions, for US$392.5 million excluding post-closing adjustments. The transaction will provide the Company with the Sabre AirCentre product portfolio, related technology and intellectual property as well as the transfer of its highly talented workforce. Subject to completion, the acquisition will further expand the Company’s reach across its broad customer base beyond pilot training and establish itself as a technology leader in the growing market for industry-leading, digitally-enabled flight and crew operations solutions. The closing of the transaction is expected in the first quarter of calendar 2022 and is subject to customary conditions and regulatory approvals.

40 I CAE Third Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

NOTE 4 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
In the fourth quarter of fiscal 2021, the Company revised its segment profitability measure to better reflect how management evaluates the performance of its operating segments. The Company has retrospectively revised the comparative period to conform to the current definition and presentation.

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking the operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance.

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended December 31	2021	2020	2021	2020	2021	2020	2021	2020
External revenue	$390.1	$412.2	$426.5	$299.3	$32.1	$120.9	$848.7	$832.4
Depreciation and amortization	55.5	58.2	21.1	12.9	3.3	8.1	79.9	79.2
Impairment of non-financial assets – net	16.6	9.2	0.9	—	4.9	0.1	22.4	9.3
Impairment of accounts receivable – net	1.9	2.1	(0.2)	—	—	—	1.7	2.1
Share of after-tax profit of equity accounted investees	11.8	6.2	1.3	2.4	—	—	13.1	8.6
Operating income (loss)	57.1	48.4	16.5	21.8	(8.1)	12.7	65.5	82.9
Adjusted segment operating income (loss)	83.4	62.0	32.0	22.3	(2.7)	12.9	112.7	97.2

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Nine months ended December 31	2021	2020	2021	2020	2021	2020	2021	2020
External revenue	$1,185.1	$1,024.7	$1,132.6	$882.7	$98.6	$180.2	$2,416.3	$2,087.6
Depreciation and amortization	166.4	184.7	53.3	40.5	9.9	15.8	229.6	241.0
Impairment of non-financial assets – net	27.1	110.8	1.9	25.6	4.7	1.2	33.7	137.6
Impairment of accounts receivable – net	1.3	7.6	(0.2)	—	—	0.1	1.1	7.7
Share of after-tax profit (loss) of equity accounted investees	27.6	(2.3)	5.6	2.6	—	—	33.2	0.3
Operating income (loss)	166.0	(34.0)	30.2	24.0	(5.3)	10.8	190.9	0.8
Adjusted segment operating income (loss)	218.4	97.7	82.4	63.8	1.0	12.9	301.8	174.4

CAE Third Quarter Report 2022 I 41

Notes to the Consolidated Interim Financial Statements
Reconciliation of adjusted segment operating income is as follows:

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Three months ended December 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$57.1	$48.4	$16.5	$21.8	$(8.1)	$12.7	$65.5	$82.9
Restructuring, integration and acquisition costs (Note 6)	26.3	13.6	15.5	0.5	5.4	0.2	47.2	14.3
Adjusted segment operating income (loss)	$83.4	$62.0	$32.0	$22.3	$(2.7)	$12.9	$112.7	$97.2

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Nine months ended December 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$166.0	$(34.0)	$30.2	$24.0	$(5.3)	$10.8	$190.9	$0.8
Restructuring, integration and acquisition costs (Note 6)	52.4	50.0	52.2	13.3	6.3	2.1	110.9	65.4
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic	—	81.7	—	26.5	—	—	—	108.2
Adjusted segment operating income (loss)	$218.4	$97.7	$82.4	$63.8	$1.0	$12.9	$301.8	$174.4

Capital expenditures by segment, which consist of additions to property, plant and equipment and intangible assets, are as follows:

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
Civil Aviation Training Solutions	$83.3	$29.6	$215.9	$66.1
Defence and Security	15.5	6.0	33.6	17.7
Healthcare	3.6	4.6	12.4	18.3
Total capital expenditures	$102.4	$40.2	$261.9	$102.1

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	December 31	March 31
	2021	2021
Assets employed
Civil Aviation Training Solutions	$4,782.1	$4,847.5
Defence and Security	3,167.5	1,561.9
Healthcare	256.7	250.2
Assets not included in assets employed	1,008.9	2,088.8
Total assets	$9,215.2	$8,748.4
Liabilities employed
Civil Aviation Training Solutions	$898.6	$1,039.4
Defence and Security	806.8	540.5
Healthcare	63.0	159.3
Liabilities not included in liabilities employed	3,432.3	3,796.4
Total liabilities	$5,200.7	$5,535.6

42 I CAE Third Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
Products	$339.0	$401.0	$992.2	$875.6
Training and services	509.7	431.4	1,424.1	$1,212.0
Total external revenue	$848.7	$832.4	$2,416.3	$2,087.6
Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
External revenue
Canada	$102.4	$158.3	$253.8	$278.0
United States	420.3	324.2	1,178.5	995.5
United Kingdom	54.7	36.8	145.0	96.0
Rest of Americas	15.3	13.9	47.7	37.0
Europe	148.9	167.0	350.7	368.7
Asia	87.6	117.3	368.9	265.5
Oceania and Africa	19.5	14.9	71.7	46.9
	$848.7	$832.4	$2,416.3	$2,087.6

		December 31		March 31
			2021	2021
Non-current assets other than financial instruments and deferred tax assets
Canada			$1,549.3	$1,459.1
United States			3,156.0	1,571.1
United Kingdom			379.6	358.8
Rest of Americas			167.7	205.6
Europe			900.2	906.2
Asia			507.2	501.6
Oceania and Africa			77.8	81.8
			$6,737.8	$5,084.2

NOTE 5 – OTHER (GAINS) AND LOSSES

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
Impairment of non-financial assets	$—	$—	$—	$103.5
Net gain on foreign currency exchange differences	(1.2)	(2.6)	(3.5)	(12.2)
Other	(5.1)	1.1	(12.6)	1.1
Other (gains) and losses	$(6.3)	$(1.5)	$(16.1)	$92.4

CAE Third Quarter Report 2022 I 43

Notes to the Consolidated Interim Financial Statements

NOTE 6 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
Integration and acquisition costs	$20.5	$—	$64.2	$—
Impairment of non-financial assets	20.7	9.7	30.6	33.5
Severances and other employee related costs	2.6	1.8	4.6	21.7
Other costs	3.4	2.8	11.5	10.2
Total restructuring, integration and acquisition costs	$47.2	$14.3	$110.9	$65.4
On August 12, 2020, the Company announced that it would be taking additional measures to best serve the market by optimizing its global asset base and footprint and adjusting its business to correspond with the expected level of demand and the structural efficiencies that will be enduring. As a result of these measures, the Company has implemented a restructuring program consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of its footprint and employee termination benefits, which have been carried out throughout fiscal 2021 and fiscal 2022.

Impairment of non-financial assets incurred in relation to this restructuring program primarily includes impairment of property, plant and equipment of training devices determined to be in surplus, intangible assets related to the termination of certain product offerings, and buildings and right-of-use assets related to leased real estate facilities to align with the optimization of the Company’s footprint and asset base.

For the three and nine months ended December 31, 2021, restructuring, integration and acquisition costs associated with the L3H MT acquisition (Note 3) amounted to $17.4 million and $54.3 million, respectively.

NOTE 7 – DEBT FACILITIES AND FINANCE EXPENSE – NET
Issuance of term loans
On July 2, 2021, concurrent with the completion of the L3H MT acquisition (Note 3), the Company entered into unsecured term loan agreements for an aggregate amount of US$300.0 million, which consists of a first tranche of US$175.0 million due in 2023 and a second tranche of US$125.0 million due in 2025, bearing interest at variable rates.

Revolving credit facility extension
In September 2021, the Company extended the maturity date of its US$850.0 million unsecured revolving credit facility until September 29, 2026.

Finance expense - net

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
Finance expense:
Long-term debt (other than lease liabilities)	$26.4	$24.9	$77.2	$76.6
Lease liabilities	3.9	5.1	12.1	16.6
Royalty obligations	3.0	2.4	8.9	7.5
Employee benefits obligations	1.3	1.6	3.9	4.8
Other	4.3	3.2	10.9	9.6
Borrowing costs capitalized	(1.9)	(0.7)	(4.9)	(2.0)
Finance expense	$37.0	$36.5	$108.1	$113.1
Finance income:
Loans and investment in finance leases	$(2.1)	$(2.3)	$(6.9)	$(7.5)
Other	(0.4)	(0.9)	(3.1)	(2.0)
Finance income	$(2.5)	$(3.2)	$(10.0)	$(9.5)
Finance expense – net	$34.5	$33.3	$98.1	$103.6

44 I CAE Third Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

NOTE 8 – GOVERNMENT PARTICIPATION
Government contributions, other than COVID-19 government support programs, were recognized as follows:

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
Credited to non-financial assets	$5.8	$1.3	$11.7	$10.0
Credited to income	5.9	5.5	15.4	16.2
	$11.7	$6.8	$27.1	$26.2

COVID-19 government support programs
The Company previously accessed government emergency relief measures and wage subsidy programs available around the world, mainly the Canada Emergency Wage Subsidy (CEWS) program. The Company's participation in the CEWS program ceased on June 5, 2021 and accordingly, the Company did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

During the three months ended December 31, 2020, the Company received government contributions related to COVID-19 support programs, mainly provided as a reimbursement of employee wages, in the amount of $17.1 million, of which $6.5 million were credited to non-financial assets and $10.6 million were credited to income. During the nine months ended December 31, 2021, government contributions related to COVID-19 support programs totaled $14.9 million (2020 – $115.7 million), of which $1.3 million (2020 ‑ $25.5 million) were credited to non-financial assets and $13.6 million (2020 – $90.2 million) were credited to income.

New financial participation agreements
In September 2021, the Company concluded new financial participation agreements with the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest in R&D innovations over the next five years with the aim to develop technologies of the future, including digitally immersive solutions using data ecosystems and artificial intelligence in Civil Aviation, Defence and Security and Healthcare.

NOTE 9 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Issuance of common shares upon conversion of subscription receipts
On July 2, 2021, concurrent with the completion of the L3H MT acquisition (Note 3), 22,400,000 outstanding subscription receipts were converted into CAE common shares in accordance with the terms of the subscription receipts, on a one-for-one basis. Proceeds from the issuance of the subscription receipts of $700.0 million together with interest earned of $0.4 million were released from escrow and used to fund the L3H MT acquisition. Total issuance-related costs amounted to $31.0 million, less income tax recovery of $8.2 million.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
Weighted average number of common shares outstanding	316,896,601	271,663,611	309,061,307	267,707,796
Effect of dilutive stock options	1,824,883	1,290,887	2,008,658	441,868
Weighted average number of common shares outstanding
for diluted earnings per share calculation	318,721,484	272,954,498	311,069,965	268,149,664

For the three months ended December 31, 2021, options to acquire 688,830 common shares (2020 – 1,135,375) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect. For the nine months ended December 31, 2021, stock options to acquire 645,030 common shares (2020 – 2,673,800) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

CAE Third Quarter Report 2022 I 45

Notes to the Consolidated Interim Financial Statements

NOTE 10 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Nine months ended December 31	2021	2020
Cash (used in) provided by non-cash working capital:
Accounts receivable	$77.2	$62.6
Contract assets	(12.5)	94.5
Inventories	93.2	(86.4)
Prepayments	(4.3)	(2.7)
Income taxes	(28.7)	(12.9)
Accounts payable and accrued liabilities	(125.0)	(46.8)
Provisions	(22.5)	12.5
Contract liabilities	(78.5)	(95.3)
	$(101.1)	$(74.5)

Supplemental information:

Nine months ended December 31	2021	2020
Interest paid	$61.5	$70.8
Interest received	10.6	9.4
Income taxes paid	40.3	21.2

NOTE 11 – CONTINGENCIES
During fiscal 2015, the Company received tax notices of reassessment from the Canada Revenue Agency (CRA) in connection with the Company’s characterization of amounts received under the Strategic Aerospace and Defence Initiative (SADI) program during its 2012 and 2013 taxation years. Under the SADI program, the Company received funding from the Government of Canada for its eligible spending in R&D projects, in the form of an unconditionally repayable interest-bearing loan, which the Company commenced repayment of the principal and interest in fiscal 2016 in accordance with the terms of the agreement. The CRA has taken the position that amounts received under the SADI program qualify as government assistance. The Company filed notices of objection against the CRA’s reassessments and subsequently filed a notice of appeal to the Tax Court of Canada.

On September 14, 2021, the Tax Court of Canada ruled in favour of the CRA’s contention and held that the amounts received under the SADI program qualified as government assistance. On October 8, 2021, the Company filed a notice of appeal to the Federal Court of Appeal against the Tax Court’s decision. Accordingly, the Company has not recognized the impacts of the CRA’s reassessments in its consolidated financial statements.

Although the Company believes that its position will ultimately prevail at the Federal Court of Appeal level, should the Company be unsuccessful, the impact of the reassessments would not result in a material adverse effect on the Company’s overall income tax expense nor income tax payable, but would, however, affect the timing of payment of such tax.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

46 I CAE Third Quarter Report 2022

Notes to the Consolidated Interim Financial Statements

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, restricted funds for subscription receipts deposit, accounts receivable, accounts payable and accrued liabilities and liabilities for subscription receipts approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(vi)The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying values and fair values of financial instruments, by category, are as follows:

		December 31			March 31
			2021		2021
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$463.5	$463.5	$926.1	$926.1
Restricted cash	Level 1	11.4	11.4	11.4	11.4
Restricted funds for subscription receipts deposit	Level 2	—	—	700.1	700.1
Equity swap agreements	Level 2	(16.7)	(16.7)	(0.6)	(0.6)
Forward foreign currency contracts	Level 2	2.2	2.2	7.5	7.5
Contingent consideration arising on business combinations	Level 3	(15.4)	(15.4)	(11.2)	(11.2)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	5.6	5.6	5.1	5.1
Forward foreign currency contracts	Level 2	10.0	10.0	16.5	16.5
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	463.5	463.5	478.7	478.7
Investment in finance leases	Level 2	130.3	144.2	128.5	141.0
Advances to a portfolio investment	Level 2	10.9	10.9	11.1	11.1
Other assets(2)	Level 2	26.2	26.2	28.6	29.0
Accounts payable and accrued liabilities(3)	Level 2	(672.2)	(672.2)	(674.9)	(674.9)
Liabilities for subscription receipts	Level 2	—	—	(714.1)	(714.1)
Total long-term debt(4)	Level 2	(2,401.3)	(2,869.8)	(2,010.9)	(2,216.3)
Other non-current liabilities(5)	Level 2	(158.4)	(186.2)	(174.2)	(187.4)
Financial assets measured at FVOCI
Equity investments	Level 3	1.5	1.5	1.5	1.5
		$(2,138.9)	$(2,621.3)	$(1,270.8)	$(1,476.5)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.
CAE Third Quarter Report 2022 I 47

Notes to the Consolidated Interim Financial Statements

Changes in level 3 financial instruments are as follows:

	Contingent
	consideration
	arising on
	business	Equity
	combinations	investments	Total
Balances as at March 31, 2021	$(11.2)	$1.5	$(9.7)
Additions - business combinations (Note 3)	(4.0)	—	(4.0)
Foreign currency exchange differences recognized in other comprehensive income	(0.2)	—	(0.2)
Balances as at December 31, 2021	$(15.4)	$1.5	$(13.9)

NOTE 13 – RELATED PARTY TRANSACTIONS
The Company’s outstanding balances with its equity accounted investees are as follows:

	December 31	March 31
	2021	2021
Accounts receivable	$39.1	$33.3
Contract assets	13.3	14.3
Other non-current assets	13.6	26.4
Accounts payable and accrued liabilities	5.6	5.8
Contract liabilities	38.5	22.0
Other non-current liabilities	1.5	1.5

The Company’s transactions with its equity accounted investees are as follows:

	Three months ended December 31		Nine months ended December 31
	2021	2020	2021	2020
Revenue	$29.6	$25.6	$75.8	$92.9
Purchases	—	0.9	1.4	1.3
Other income	0.2	0.4	0.7	1.1

48 I CAE Third Quarter Report 2022